LUNDIN MINING CORPORATION

Renewal Annual Information Form

For the Year Ended December 31, 2004

Dated as of March 31, 2005

	Mining Risks and Insurance	72
	Requirement for Further Capital	72
	Uninsurable Risks	72
	No Assurance of Titles or Boundaries	72
	Counterparties	73
	Tax	73
	Competition	73
	Infrastructure	73
	Dilution	73
	Dependence on Management	73
	Share Price Volatility	73
ITEM 7	DESCRIPTION OF SHARE CAPITAL	74
ITEM 8	MARKET FOR SECURITIES	74
8.1	EXCHANGE LISTING	74
8.2	TRANSFER AGENT AND REGISTRAR	74
ITEM 9	DIRECTORS AND OFFICERS	74
9.1	NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING OF DIRECTORS AND OFFICERS	74
9.2	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	76
9.3	PENALTIES OR SANCTIONS	77
9.4	PERSONAL BANKRUPTCIES	77
9.5	CONFLICTS OF INTEREST	77
ITEM 10	ADDITIONAL INFORMATION	78

- ii -

GLOSSARY

The following is a glossary of certain mining terms used in this Annual Information Form.

Ag	Silver

AEM	Airborne electromagnetic survey (generally in the context of a geophysical survey).

Alteration	Chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Alteration facies	Alteration appearance, aspect, look, condition.

Atomic absorption spectroscopy (AAS)	One of the commonest instrumental methods analyzing for metals and some metalloids.

Assay	An analysis to determine the presence, absence or quantity of one or more components.

Ba	Barium

basal till

Unconsolidated, unsorted and unstratified glacial debris of varying size and composition deposited by and underneath a glacier without subsequent reworking by meltwater, immediately above the bedrock surface.

Biotite	Mica mineral containing iron and magnesia, generally of a black or dark green color; a common constituent of crystalline rocks.

Breccia	A rock composed of angular fragments either of the same mineral or of different minerals, etc., united by a cement, and commonly presenting a variety of colors.

Ca	Calcium

Calcite	A common rock forming mineral (CaCO3). It is the main constituent of limestone and marble.

chloritization	The replacement by, conversion into, or introduction of chlorite.

Dolerite	Igneous rock formed below the Earth's surface, a form of basalt, containing relatively little silica (mafic in composition).

EM	Electromagnetic (generally in the context of a geophysical survey).

Epigenetic	Mineralized bodies formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.

Feldspar

Family of silicate minerals containing varying amounts of potassium, sodium and calcium along with aluminum, silicon and oxygen. Potassium feldspars contain considerable potassium. Plagioclase feldspars contain considerable sodium and calcium.

Felsic	A mnemonic adjective derived from (fe) for feldspar, (1) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

Haparanda	The name of the geographic locality where the rock unit in question was first described locally.

HLEM	Horizontal Loop Electromagnetic Survey, a geophysical survey carried out on the ground to delineate conductive bodies.

g	Grams

Gabbro	Dark-colored, coarse-grained igneous rock composed mostly of the mineral plagioclase feldspar with smaller amounts of pyroxene and olivine. Plutonic (subsurface) equivalent of basalt.

Galena	Lead sulphide, the most common ore mineral of lead.

GEMS	Mine planning and mineral resource estimation computer software.

GPS	The Global Positioning System (GPS) is a satellite-based navigation system made up of a network of 24 satellites.

Grade	The amount of valuable metal in each tonne of mineralized material, expressed as grams per tonne for precious metals and percent or parts per million for most base metals.

greenstones	A field term applied to any compact dark-green altered or metamorphosed basic igneous rock (e.g. spilite, basalt, gabbro, and diabase).

Ground Mag	Ground Magnetic geophysical survey

Graphitic intercalations	Relatively thin strata of graphite material that alternates with thicker strata of some other rock type.

ha.	Hectares

Hydrothermal	An adjective applied to heated or superheated magmatic fluids rich in water, to the processes in which they are concerned and to the rocks, mineralized deposits and alteration products produced by them.

Inductively coupled plasma atomic emission spectroscopy (ICP-AES)	The laboratory method capable of analyzing up to 70 trace and major elements simultaneously, with detection limits as low as 0.01 ppb.

Induced polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization by measuring the ability of a rock, containing minor amounts of sulphide minerals, to hold an electrical charge.

IOCG	Iron-Oxide-Copper-Gold mineral deposit

Linear kriging	Modeling tools for mineral resource evaluation

K	Potassium

Magma(tic)	Naturally occurring mobile rock material, generated within the Earth and capable of intrusion and extrusion, from which igneous rocks are considered to be derived.

Mafic	An adjective applied to igneous rock composed chiefly of one or more ferromagnesian, dark-colored minerals.

Mineralization	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

Mn	Manganese

Mt	Millions of tonnes

Na	Sodium

Needling Method	Modeling tools for mineral resource evaluation

Ni	Nickel

Ore	Naturally occurring material from which minerals of economic value can be extracted.

Oz	Ounce

Pb	Lead

ppm	Parts per million

Porphyry	An igneous rock characterized by visible crystals in a fine-grained matrix.

Quartz	Common rock-forming mineral consisting of silicon and oxygen.

Reclamation	The restoration of a site after mining or exploration activity is completed.

S	Sulphur

Scapolite	A grayish white mineral occurring in tetragonal crystals and in cleavable masses. It is essentially a silicate of alumina and soda.

Scapolitization	Introduction of, or replacement of plagioclase by, scapolite.

SGU	Swedish Geological Survey (Sveriges Geologiska Undersökning)

Skarn	Lime bearing silicates derived from nearly pure limestone or dolomite with the introduction of large amounts of silicon, aluminum, iron and magnesium.

Sphalerite	A yellow, brown or black cubic mineral: (Zn, Fe)S. It is a widely distributed ore of zinc.

Stope	An excavation in a mine from which ore is, or has been, extracted.

Stratigraphy	That branch of geology which treats the arrangement and succession of strata (geological units).

Strike	The direction or trend taken by a structural surface e.g., a bedding plane or a fault surface, as it intersects the horizontal.

Sulphides	A mineral compound characterized by the linkage of sulphur with a metal or semimetal.

TEM	Transient electromagnetics (same as below)

Tourmaline	A group of minerals composed of complex cyclosilicates containing boron. The crystals are elongated, and variably coloured, the two ends of the crystals often having different colours.

Transient EM (TEM) system	Geophysical survey that measures Transient Electromagnetic Responses.

/t	per tonne

Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

VLF	Very Low Frequency electromagnetic geophysical survey

VMS	Volcanogenic Massive Sulphides normally referring to deposits with large but varying amounts of pyrite, pyrrhotite and sulphide minerals containing copper, zinc and lead.

Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).

Volcanogenic (VMS) model	Volcanogenic Massive Sulphide deposit model

Zn	Zinc

LUNDIN MINING CORPORATION

Item 1         PRELIMINARY NOTES

1.1         Incorporation By Reference and Date of Information

Specifically incorporated by reference and forming a part of this annual information form (the "AIF") are the following documents of the Company, which have been filed with the regulatory authorities in each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia:

(a)             the audited consolidated financial statements of the Company for the years ended December 31, 2003 and December 31, 2004, together with the auditors' reports thereon;

(b)             the Management Discussion and Analysis relating to the consolidated financial statements referenced in (a) above;

(c)             material change report of the Company filed March 4, 2004 announcing the signing of a letter of intent with Rio Tinto plc to purchase the Zinkgruvan Mine, located in southern Sweden;

(d)             material change report of the Company filed April 20, 2004 announcing a Joint Venture Agreement with Poplar Resources Ltd. to acquire a 60% interest in the Bottenbacken Project in central Sweden;

(e)             material change report of the Company filed April 26, 2004 announcing the Company's withdrawal from the Bottenbacken Joint Venture;

(f)             material change report of the Company filed May 4, 2004 announcing the execution of a definitive Share Sale Agreement in respect of the Zinkgruvan Mine;

(g)             material change report of the Company filed May 4, 2004 announcing a public offering of up to $150 million of the Company's common shares, to be marketed by way of a short form prospectus;

(h)             material change report of the Company filed June 4, 2004 announcing the completion of the previously announced public offering, for gross proceeds of $160 million;

(i)             material change report of the Company filed June 4, 2004 announcing the signing of a formal option agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") and Anglo American Exploration BV ("Anglo American") to earn a 100% interest in certain copper/gold properties that form part of the Company's Norrbotten copper/gold exploration project;

(j)             material change report of the Company filed June 30, 2004 announcing the completion of the option in respect of the Company's Norrbotten copper/gold exploration project;

(k)            business acquisition report of the Company filed August 16, 2004 in respect of the acquisition by the Company of 100% of the issued shares of North Mining Svenska AB;

(l)             material change report of the Company filed August 23, 2004 announcing the change of the Company's name to Lundin Mining Corporation, and the concurrent listing of the Company's common shares on the Toronto Stock Exchange;

(m)           material change report of the Company filed November 16, 2004 announcing an agreement in principle with Silver Wheaton Corp. ("Wheaton") for the sale of all of the silver production from the Zinkgruvan Mine to Wheaton;

(n)            material change report of the Company filed December 9, 2004 announcing the approval of the Stockholm Stock Exchange (the "SSE") for the secondary listing of the Company's Swedish Depository Receipts on the O-list of the SSE;

(o)             material change report of the Company filed December 9, 2004 announcing the completion of the agreement with Wheaton for the purchase and sale of all of the silver production from the Zinkgruvan Mine;

(p)             material change report of the Company filed March 29, 2005 announcing an agreement to acquire all of Boliden Mineral AB's shares in North Atlantic Natural Resources AB ("NAN");

(q)             material change report of the Company filed March 29, 2005 announcing the public offer for all of the outstanding shares of NAN;

(r)             material change report of the Company filed March 29, 2005 announcing the proposed merger of the Company with ARCON International Resources P.L.C. ("Arcon");

(s)             material change report of the Company filed March 29, 2005 announcing the initiation of the compulsory acquisition procedures in respect of the remaining outstanding shares of NAN; and

(t)             material change report of the Company filed March 29, 2005 announcing the issuance, in Ireland, on March 28, 2005 of an announcement under Rule 2.5 of the Irish Takeover Rule, relating to the proposed merger of the Company and Arcon.

All documentation incorporated by reference in and forming a part of this AIF can be found on the SEDAR website at www.sedar.com under the Company's profile.

All information in this AIF is as of March 30, 2005 unless otherwise indicated.

1.2         Currency

All sums of money which are referred to herein are expressed in lawful money of Canada, unless otherwise specified. The currencies referred to in Swedish krona ("SEK") are at an exchange rate of SEK5.54 to the Canadian dollar unless otherwise indicated. References to United States of America dollars are referred to as "USD$".

1.3         Forward Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risk and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include changes in commodity prices, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, receipt of and timeliness of government approvals, political risk and economic risk, environmental impacts, interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, interruptions in production, delays in exploration or development activities and the policies of other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

Item 2         CORPORATE STRUCTURE

2.1         Name, Address and Incorporation

Lundin Mining Corporation (herein, the "Company") was incorporated by registration of its Articles of Incorporation pursuant to the Canada Business Corporations Act under the name "South Atlantic Diamonds Corp." on September 9, 1994. The Company changed its name to "South Atlantic Resources Ltd." on July 30, 1996. In connection with a one-for-six share consolidation that took effect on April 2, 2002, the Company changed its name to "South Atlantic Ventures Ltd." on March 25, 2002. The share consolidation and name change were approved by shareholders of the Company on January 23, 2002. In connection with the listing of its common shares on the Toronto Stock Exchange effective August 12, 2004, the Company changed its name to "Lundin Mining Corporation".

The Company's registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. The Company's business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. The Company also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities.

2.2         Inter-Corporate Relationships

The following chart illustrates the Company's ownership interests in its subsidiaries.

LUNDIN MINING CORPORATION

Corporate Structure Chart
March 31, 2005

Lundin Mining Corporation (Canada)
100%
South Atlantic (Bermuda) I Ltd. (Bermuda)
100%
Lundin Mining AB (Sweden)
100%
Lundin Mining in Norrbotten AB (Sweden)
100%
North Mining Svenska AB (Sweden)
98%
North Atlantic Natural Resources AB (Sweden)
100%
South Atlantic in Norrbotten HB (Sweden)
100%
Zinkgruvan Mining AB (Sweden)
100%
South Atlantic (Bermuda) II Ltd. (Bermuda)
100%
South Atlantic (Bermuda) IV Ltd. (Bermuda)
100%
South Atlantic (Norrbotten) Ltd. (Bermuda)
100%
South Atlantic (Finland) Ltd. (Bermuda)
100%
Vazante Mineraąão, Ltda. (Brazil)

Item 3         BUSINESS OF THE ISSUER

The Company is a holding company that, through its subsidiaries, holds interests in several base metal, silver and gold mining and mineral exploration properties in Sweden and Finland.

Pursuant to a share sale agreement dated April 27, 2004 the Company acquired North Mining Svenska AB ("North Mining"). North Mining owns 100% of the outstanding shares of Zinkgruvan Mining AB. Zinkgruvan Mining AB is engaged in the production of zinc, lead and silver at the Zinkgruvan Mine, which is located approximately 200 kilometres southwest of Stockholm, Sweden. The Zinkgruvan Mine is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857.

The Company's wholly-owned subsidiary, Lundin Mining AB, owns 98% of the outstanding shares of NAN as at March 31, 2005. The remaining 2% is also being acquired by, and will be held by, Lundin Mining AB. NAN engages in mining and mineral exploration activities in Sweden, owns and operates a zinc/copper mine in the Skellefte district of Sweden known as the Storliden Mine, and also has a 90% interest in the Norrliden copper/zinc/silver deposit, also located in the Skellefte mining district, approximately 45 kilometres from the Storliden Mine.

The Company's indirect wholly-owned subsidiary, South Atlantic (Norrbotten) Ltd. holds a number of exploration permits in Norrbotten County in Northern Sweden near the Kiruna iron mine. These permits cover a large area of approximately 97,000 hectares and the Company is engaged in the exploration of copper and gold deposits associated with iron. The permits cover an area along the "Kiruna Break", an east-west trending fault system offset by numerous copper, gold and iron ore deposits, including the Kiruna iron oxide deposit developed by LKAB.

Pursuant to an option and joint venture agreement (the "Norrbotten Agreement") entered into on March 31, 2004 between the Company, Rio Tinto and Anglo American, the Company was granted an option to acquire a 100% interest in the Rakkurijärvi discovery and several other prospects in the Norrbotten district. Under the Norrbotten Agreement the Company can earn a 100% interest in the property package by making a minimum expenditure of USD$1 million in the first year and a total expenditure of USD$6 million over a period of three years. Pursuant to the Norrbotten Agreement, the Company issued to Rio Tinto (as to 60%) and Anglo American (as to 40%) an aggregate of 187,214 of its common shares. Rio Tinto and Anglo American have a four-year buy-back right to acquire 60% of proven copper-gold deposits which meet or exceed a threshold of three million tonnes of contained copper equivalent which is exercisable by paying to the Company a price equal to three times its aggregate expenditures. As a result of the Norrbotten Agreement the Company is the largest land holder in the Norrbotten district with a total of 117,000 hectares.

The Company's indirect wholly-owned subsidiary, South Atlantic (Finland) Ltd., holds a 20% back-in right with respect to certain claims (the "NP Project") now held by Gold Fields in northern Finland.

On March 3, 2005 the Company announced that it had reached an agreement in principle to acquire 100% of the outstanding shares of Arcon, an Irish mining and exploration company, including shares to be acquired through a public offer to the Arcon shareholders. The main asset of Arcon is the Galmoy Mine, located in Kolkenny County, Ireland.

The Company conducts its exploration independently as well as through joint venture agreements. With the exception of the Storliden Mine, the Zinkgruvan Mine and, if its acquisition is successful, the Galmoy Mine, the Company's properties are in the exploration stage without any assurance that commercially viable mineral deposits or reserves exist until further work is done and a final evaluation concludes economic feasibility.

See "Narrative Description of the Business – Description of Properties" for further particulars regarding the Company's exploration properties.

3.1         Three Year History

Mining and Exploration

North Atlantic Natural Resources AB

NAN discovered the Storliden deposit in the Skellefte mining district of northern Sweden as a result of an airborne geophysical survey conducted in 1997. The deposit was subsequently defined by extensive drilling and a positive feasibility study was completed in April 2000. On March 21, 2001, NAN entered into a joint venture agreement (the "Joint Venture Agreement") with Boliden providing for the joint development of the Storliden Mine. Boliden is the operating contractor for the mine and ore extracted from the mine is processed at Boliden's mill in the nearby town of Boliden, Sweden. The mine is owned by NAN, subject to a 1.5% net smelter royalty on approximately one-third of the mine in favour of Cogema, a company based in France that held one of the two exploration permits that covered the Storliden property. The Storliden Mine commenced production in April 2002.

In 1998, NAN acquired a 90% interest in the Norrliden copper/zinc/silver deposit, also located in the Skellefte mining district, approximately 45 kilometres from the Storliden Mine.

In August 2002, NAN and Boliden entered into a joint exploration agreement providing for cooperative exploration initiatives in certain areas of the Skellefte mining district in Sweden. The purpose of the agreement was to share technical data and conduct more efficient exploration by allowing either party to conduct exploration activities and earn an interest in claims held by the other. The joint exploration agreement expired in 2004 and has not been renewed.

On September 1, 2004 the Company announced that NAN had commenced exploration drilling in the Skellefte district of northern Sweden. Three high priority targets had been identified, including the Lappvattnet copper-nickel PGM prospect, the Svartliden copper prospect and zinc-copper targets located near the Storliden Mine.

On December 30, 2004 the Company announced that it had reached an agreement to acquire 36.9% (11,537,000 shares) of the shares of NAN from Boliden Mineral AB, and on January 21, 2005 the Company announced a public offer to acquire the remaining outstanding shares of NAN.

Norrbotten

In September 2002, the Company applied for exploration permits covering 94,906 hectares of prospective ground in the Kiruna mining district of Norrbotten County, northern Sweden. The applications cover an area along the "Kiruna Break", an east-west trending fault system offset by numerous copper, gold and iron ore deposits, including the Kiruna iron oxide deposit. All of the permits have been granted.

In October 2003, the Company announced a Letter of Intent with Anglo American to acquire a new copper-gold discovery found near Kiruna. Included in this acquisition are exploration permits covering 22,000 hectares of prospective ground with numerous exploration targets.

In January 2004, the Company announced that it had commenced a 5,000 metre drilling program at the Norrbotten Copper/Gold Project in northern Sweden. The project hosts a number of prospective copper/gold targets and initial drilling focused on the Rakkurijärvi copper/gold discovery zone. Initial drill results were announced on April 5, 2004 and are discussed in more detail under the heading "Narrative Description of the Business – Description of the Properties – The Norrbotten Cooper/Gold Project" below.

On March 31, 2004, the Company, Rio Tinto and Anglo American concluded the Norrbotten Agreement and the Company became the largest land holder in the Norrbotten district with a total of 117,000 hectares.

On November 4, 2004 the Company announced that a drilling program on the Ailatis copper-gold target at the Company's Norrbotten Project in northern Sweden had been completed.

On December 16, 2004 the Company announced the re-commencement of a drilling program on the Discovery Zone at Rakkurijärvi, located within its Norrbotten Copper-Gold Project area in northern Sweden. The Company also reported on drill results from the Ailatis target located eight kilometres west of the Discover Zone.

Zinkgruvan

In March 2004, the Company announced the signing of a Letter of Intent with Rio Tinto to purchase Zinkgruvan, located in southern Sweden and on April 27, 2004 the parties entered into the Zinkgruvan Share Sale Agreement. Zinkgruvan is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857. The transaction was completed on June 2, 2004. Consideration for the acquisition comprised USD$100,000,000 in cash, a US$1,000,000 nonrefundable deposit plus payments for working capital. In addition, the Company will pay Rio Tinto a maximum of USD$5,000,000 in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years.

On November 15, 2004 the Company announced an agreement in principle with Chap Mercantile Inc. (subsequently renamed Silver Wheaton Corp. and referred to herein as "Wheaton") under which the Company agreed to sell all of its silver production from the Zinkgruvan Mine to Wheaton in consideration of an upfront payment of US$50 million, 6 million shares (post-consolidation) and 30 million share purchase warrants of Wheaton, plus a per ounce price not to exceed US$3.90. The Company agreed to deliver a minimum of 40 million ounces of silver over a 25 year period failing which it will pay to Wheaton US$1.00 per ounce of silver not delivered. The transaction with Wheaton was completed on December 8, 2004.

Other Projects

In June 2003, the Company entered into a Joint Venture Agreement with Poplar Resources Ltd. to acquire a 60% interest in the Bottenbacken polymetallic project in central Sweden by expending $1.5 million over three years. The project is primarily a copper, palladium and gold property with indications of platinum and silver credits. The Company withdrew from the Bottenbacken joint venture in December 2003 to focus its attention on the Norrbotten copper-gold project (the "Norrbotten Copper/Gold Project") as its priority exploration project.

In April 2002 the Company's interest in the NP Project in northern Finland, which it had acquired from NAN, was acquired by Gold Fields with South Atlantic (Finland) Ltd. retaining a 20% back-in right.

In December 2003, the Company received a final payment of USD$700,000 in respect of the balance owing to it from a transaction involving the disposal of its interest in the Coromandel Diamond Project in Brazil.

On March 3, 2005 the Company announced that it had reached an agreement in principle to acquire 100% of the outstanding shares of Arcon, an Irish mining and exploration company. The main asset of Arcon is the Galmoy Mine, located in Kolkenny County, Ireland.

Corporate Matters

In connection with a one-for-six share consolidation that took effect on April 2, 2002, the Company changed its name to "South Atlantic Ventures Ltd." on March 25, 2002. The share consolidation and name change were approved by shareholders of the Company on January 23, 2002.

In December 2002, the Company completed a private placement of 1,480,000 units at a price of $2.00 per unit for gross proceeds of $2,960,000. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant was exercisable at a price of $2.25 per share into one common share over a two-year period. All of the warrants have since been exercised.

On June 11, 2003, at an Annual and Special Meeting of Shareholders, the shareholders of the Company ratified and confirmed the adoption of a stock option plan (the "Plan") to allow the Company to remain competitive in the recruitment and maintenance of key personnel. The Plan was in the form of a fixed stock option plan reserving an aggregate of 750,000 common shares of the Company for issuance upon the exercise of options granted pursuant to the Plan, representing approximately 10% of the current issued and outstanding share capital of the Company.

On December 12, 2003, Swedish Depository Receipts ("SDRs") of the Company commenced trading on the Stockholm Stock Exchange under the trading symbol "SAVS". Each SDR represents one issued common share of the Company on deposit with E. Ohman J:or Fondkommission AB of Stockholm, Sweden serving as custodian.

On January 13, 2004, the Company announced that it had closed a private placement of two million common shares of the Company at a price of $5.00 for gross proceeds of $10 million. The net proceeds were designated to be used for the exploration program on the Company's Norrbotten Copper/Gold Project in northern Sweden as well as for general working capital purposes.

On April 20, 2004 the Company announced a proposal, subject to shareholder approval, to change its name to Lundin Mining Corporation. The name change was approved at the Company's Annual General Meeting on June 11, 2004 and was effective August 12, 2004, concurrently with the listing of the Company's shares on the Toronto Stock Exchange.

Also on April 20, 2004 the Company announced its intention to list its Swedish Depository Receipts on the O-list of the SSE. On November 24, 2004 the Company announced that the application to the SSE had been approved and trading of the Swedish Depository Receipts on the SSE commenced December 3, 2004.

On May 3, 2004 the Company announced a public offering of up to Cdn$150 million of its common shares, marketed by way of a short-form prospectus. The financing was used to fund the acquisition of the Zinkgruvan Mine and for general working capital purposes. On May 21, 2004 the Company announced up to 20,000,000 common shares would be sold in the proposed offering at a price of $8.00 per share for gross proceeds of up to $160,000,000. The Company announced the completion of the financing on June 2, 2004 concurrently with the completion of the acquisition of the Zinkgruvan Mine.

3.2         Significant Acquisitions and Dispositions

On March 4, 2004, the Company announced the signing of a Letter of Intent with Rio Tinto to purchase the Zinkgruvan Mine and on April 27, 2004 the parties entered into the Zinkgruvan Share Sale Agreement. Zinkgruvan is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857. The acquisition of the Zinkgruvan Mine was completed on June 2, 2004. Consideration for the acquisition was comprised of USD$100,000,000 in cash plus payments for working capital and a USD$1,000,000 non-refundable deposit. In addition, the Company will pay Rio Tinto a maximum of USD$5,000,000 in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years.

On March 31, 2004, the Company acquired the right to earn a 100% interest in the Rakkurijärvi discovery and several other prospects in the Norrbotten district under the Norrbotten Agreement, entered into by the Company, Anglo American and Rio Tinto. Under the Norrbotten Agreement, the Company can earn a 100% interest in the property package by making a minimum expenditure of USD$1 million in the first year and a total expenditure of USD$6 million over a period of three years. In further consideration of the Norrbotten Agreement, the Company issued to Rio Tinto (as to 60%) and Anglo American (as to 40%) an aggregate of 187,214 common shares. Rio Tinto and Anglo American have a four-year buy-back right to acquire 60% of proven copper-gold deposits which meet or exceed a threshold of three million tonnes of contained copper equivalent which is exercisable by paying to the Company a price equal to three times its aggregate expenditures.

On December 30, 2004 the Company announced that it had reached an agreement to acquire all of Boliden Mineral AB's shares in NAN, being 11,537,000 shares or 36.9% of the outstanding NAN shares. The consideration for the shares was 2,176,800 common shares of the Company having a value of approximately Cdn$22,639,000. In addition Boliden Mining AB agreed to make their concentrator available for ore from the Storliden Mine for the life of the mine. On January 21, 2005 the Company announced that it was making a public offer for the remaining outstanding shares of NAN. Consideration for the public offer was, at the option of each holder of NAN shares, either (i) one share of the Company for each 5.3 NAN shares, which is the same as the share consideration paid to Boliden Mining AB; or (ii) SEK10.75 for each NAN share.

On March 3, 2005 the Company announced its intention to merge with Arcon by acquiring all of the issued share capital of Arcon in exchange for US$63 million and 5.6 million shares of the Company, for an aggregate value of approximately USD$122.7 million. If accepted, the Company expects that the acquisition will be completed on or about April 11, 2005.

3.3         Trends

The Company is not aware of any trend, commitment, event or uncertainty that is reasonably expected to have a material effect on the Company's business. There are, however, many uncertainties inherent in the mining and mineral exploration business and operations in foreign countries that could have material adverse effects on the Company's Business. See "Item 6 Risk Factors" below for further particulars.

Item 4         NARRATIVE DESCRIPTION OF THE BUSINESS

4.1         General Description of Business

The Company, through its subsidiaries, holds interests in mining and exploration properties in Sweden and Finland. See "Three Year History – Mining and Exploration" above for a brief description of the Company's property interests. For further details relating to the Company's property interests, see "Description of Properties" below.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. The Company competes with large, established mining companies with greater financial and technical resources than the Company. There can therefore be no assurances that the Company will acquire any further interests in natural resource projects that could yield reserves or result in commercial mining operations.

Environmental Protection

Environmental legislation is evolving such that standards, enforcement, fines and penalties for noncompliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in government regulations has the potential to decrease the profitability of future operations. The County Environmental Board in Zinkgruvan recently applied to the Environmental Court to levy a fine against Zinkgruvan Mining AB for not complying with certain environmental regulations. Specifically, the proposed fine relates to dusting incidents from the tailings pond at Zinkgruvan. The dusting incidents are currently being investigated by a local prosecutor. Apart from this incident, each of NAN, Zinkgruvan Mining AB and all of the Company's subsidiaries are, to the Company's knowledge, in compliance with all applicable environmental laws and regulations in effect in Sweden and Finland.

Number of Employees

The Company's only employee is the President of the Company. As at March 31, 2005 the Executive Vice President of Operations, the Vice President Mining, the Finance Manager and an assistant are employed by Lundin Mining AB. All other management and administrative duties are performed by Namdo Management Services Ltd. ("Namdo"), a private company owned by Lukas H. Lundin, Chairman and a Director of the Company. Namdo has approximately 10 employees and provides administration and financial services to a number of public companies in Canada. Namdo has its offices in Vancouver, Canada.

Risk Factors Relating to the Company's Business

See "Item 6 - Risk Factors" for a detailed description of the risk factors affecting the Company's business.

4.2         Description of Properties

The Zinkgruvan Mine, the Storliden Mine and the Norrbotten Copper/Gold Project are the mineral properties which are material to the Company.

The Storliden Mine

NAN owns and operates a zinc/copper mine in Sweden known as the Storliden Mine. As at December 31, 2004, the Proven and Probable Reserves of the Storliden Mine were calculated at 844 thousand tonnes of ore grading 10.0% zinc and 3.6% copper. The mine commenced production in April, 2002. Further exploration activities aimed at expanding the resource at the Storliden property were undertaken throughout 2002 and 2003 and are continuing.

The Storliden Joint Venture

The Storliden Mine was developed and is operated under a Joint Venture Agreement (the "Joint Venture Agreement") between NAN and Boliden. This agreement provides for the joint development of the mine, the extraction of ore from the mine, the transportation, milling and production of concentrate from the mine and the allocation of net sales revenues from ore produced at the mine. Under the agreement, NAN assumed responsibility for developing and operating the mine and Boliden assumed responsibility for processing ore extracted from the mine and marketing concentrate produced from the ore. Construction of the mine was completed by Boliden pursuant to a turnkey agreement (the "Turnkey Agreement") between NAN and Boliden dated August 10, 2001. However, pursuant to an operating agreement (the "Operating Agreement") between NAN and Boliden dated September 14, 2001, Boliden assumed responsibility from NAN for developing and operating the mine.

The operations of the Storliden Mine are directed by a joint venture committee comprised of two representatives of NAN and two representatives of Boliden.

The Joint Venture Agreement contemplates that 250,000 to 350,000 tonnes of ore will be extracted from the Storliden Mine annually. The net smelter return from operations at the Storliden Mine, consisting of revenues from the sale of concentrate, less transportation costs, penalty charges, treatment costs and marketing costs, is allocated on a monthly basis as follows:

  first, to NAN in an amount equal to the monthly amount due under the 1.5% net smelter return royalty payable to Cogema, which company held one of the two exploration permits covering the Storliden property;

  second, to NAN in an amount equal to its estimated operating costs, adjusted to account for any overpayment or shortfall in the same payment for the previous month ("NAN's Operating Cost Recovery");

  third, to Boliden in an amount equal to its estimated operating costs, adjusted to account for any overpayment or shortfall in the same payment for the previous month;

  fourth, to NAN in an amount equal to its approved interest and depreciation and amortization costs for the month, 75% of which is to be applied on a priority basis to amounts owing on account of construction financing provided by Boliden under the Turnkey Agreement. This facility was paid in full during the six month period ended June 30, 2004;

  fifth, to Boliden in an amount equal to its approved interest and depreciation and amortization costs for the month; and

  lastly, the remainder, if any, is divided as to two-thirds to NAN and one-third to Boliden.

The mining licence with respect to the Storliden Mine expires in 2025 and the term of the Joint Venture Agreement expires upon the completion of commercial production at the mine. In order to maintain the licence in good standing, NAN and Boliden must comply with a number of strict regulatory and environmental standards.

Joint Venture Agreement and Operating Agreement

The Storliden Mine operations are being managed by Boliden or its sub-contractors in accordance with the terms of the Joint Venture Agreement and the Operating Agreement. Prior to each fiscal year, Boliden must prepare and submit to NAN an annual operating work plan and capital program.

As operator of the Storliden Mine, Boliden is entitled to recover from NAN all of its out-of-pocket operating costs and expenses and all capital costs reasonably incurred in performing its duties under the Operating Agreement, excluding overhead costs or other costs incurred in the management, operation or administration of its business that are not solely attributable to the management or operation of the Storliden Mine. These costs and expenses are paid out of NAN's Operating Cost Recovery. In addition, Boliden is paid an operator's fee in respect of the costs and expenses it is entitled to recover. The operator's fee was initially 20% of the costs and expenses. Effective December 31, 2004 the fee was reduced, by mutual agreement, to 15%.

The term of the Operating Agreement will expire following the closure of the Storliden Mine and rehabilitation and reclamation of the mine site or automatically 30 days from the termination of the Joint Venture Agreement.

Turnkey Agreement

Under the Turnkey Agreement, Boliden was appointed contractor for the design and construction of the Storliden Mine and related mine facilities. Construction is complete, the Storliden Mine is fully operational and Boliden has been reimbursed for all costs and expenses it incurred in constructing the mine including a fee of 20% of the total construction costs. Boliden initially provided a SEK150 million credit facility to finance the construction costs. All construction loans owing to Boliden were repaid by NAN by the end of the six month period ended June 30, 2004. As a result, revenue can now be accumulated for the continuation of exploration activities.

The Storliden Technical Report

NAN's interest in the Storliden property is the subject of three technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The first report (the "Strathcona Report"), entitled "Technical Report on Storliden Copper-Zinc Mine Skellefte District Northern Sweden For South Atlantic Ventures Ltd. dated November 2002", was prepared by Henrik Thalenhorst, P. Geo., who is a "Qualified Person" and independent of the Company within the meaning of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators ("NI 43-101").

The second report (the "Storliden Report") entitled "Technical Report on the Storliden Mine, Sweden" and dated April 2004 was prepared by B. Terrence Hennessey, P. Geo., Christopher R. Lattanzi, P.Eng., D. W. Hooley, B.Sc. and Stanley C. Bartlett, P. Geo. (each, an employee of Micon International Limited ("Micon")), who are each a "Qualified Person" and independent of the Company within the meaning of NI 43-101. In preparing the Storliden Report, Micon acknowledges the assistance of Strathcona Mineral Services and its permission given to extract extensively from the descriptive sections of the Strathcona Report.

The third report (the "Storliden Update") entitled "Technical Report on the Storliden Mine, Sweden" and dated February 2005 was prepared for NAN by Adam Wheeler, C. Eng., Eur. Ing. ("Wheeler"), who is a "Qualified Person". Unless otherwise indicated, the following description of the Storliden Mine has been summarized primarily from the Storliden Update, and readers should consult the Storliden Update to obtain further particulars regarding the Storliden Mine. In preparing the Storliden Update, Wheeler acknowledges the assistance of Micon, which gave its permission to extract extensively from the Storliden Report.

In the following summary of the Storliden Update, units of currency are expressed in Swedish kroner (SEK) and United States dollars. As at the date of the Storliden Update, the exchange rate between Swedish and US currency is approximately 7.0 SEK = USD$1.00.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Storliden deposit is located in northern Sweden near the town of Malå in Västerbotten County in Swedish Lappland. Malå is located 100 kilometres inland from Skellefteå, the nearest larger population centre, and some 80 kilometres from Lycksele, and is also the northern base of the Geological Survey of Sweden (Sveriges Geologiska Undersökning - SGU). Both Skellefteå and Lycksele are served by daily flights from Stockholm, and a well-maintained road and rail system connects them to the rest of Sweden and to Norway. The deposit itself is accessible to within one kilometre by paved road, thence by gravel road constructed for this purpose.

The local topography is rolling, with a strong glacial influence that has imparted a southeasterly grain that is apparent in the shape of the lakes and hills. The hill Storliden that gave the deposit its name reaches an elevation of 507 metres, some two hundred metres above the level of the surrounding lakes. The principal land use in the area is forestry, and the Lapplanders or Samis engage in reindeer herding and grazing.

Given its northern location, the climate is surprisingly mild compared to similar latitudes elsewhere, thanks to the influence of the Gulf Stream. The precipitation is modest, as the area is located in the lee of the Caledonian mountains to the west. Summer days are long, and in turn winter days are short. Exploration activities can be carried out year-round with the exception of break-up in late April or early May.

Mineral Tenure

The Storliden zinc-copper mine is owned by NAN. A net smelter royalty of 1.5 per cent on approximately one-third of the mine is held by the French company, Cogema, in respect of its prior ownership of one of the two exploration permits that covered the Storliden property. Payment of the royalty applies when mining takes place in the relevant part of the ore body.

The Storliden deposit is covered by a mining license covering 81 hectares that was promulgated by the Swedish authorities on March 1, 2000. The licence straddles the boundary of two exploration permits, Rävaberget No. 5 in the north, and Storselet No. 1 in the south, part of the large exploration areas controlled by NAN in the area. The Storselet No. 1 claim was acquired by NAN from Cogema, which had made a decision to withdraw from mineral exploration in Scandinavia. In addition, NAN has purchased the surface rights to an area partly overlapping the mining license to accommodate the necessary surface installations. The mining licence expires in 2025.

Project History

NAN acquired a substantial land package in the Skellefte district to which Boliden contributed some of their own claims in 1997. Most of this claim package was covered by an airborne geophysical survey conducted by Geoterrex (electromagnetics - EM, magnetics) in late 1997. What became the Storliden discovery was one of several high-priority electromagnetic anomalies. Initial follow-up by horizontal loop EM gave an anomaly that did not fully reflect the airborne response. Three scout holes encountered sufficient alteration and low-grade mineralization to prompt a second round of ground EM, this time with a deeper-searching transient EM (TEM) system that indicated conductive material at greater depth. Drilling resumed, and drillhole No. 11 discovered the Storliden deposit, returning 31.5 metres of low-grade mineralization with average grades of 0.2% Cu, 1.9% Zn and 14 g/t Ag, with individual assays reaching 6% Zn.

A new exploration grid was established and surface drilling continued in several phases through the year 2000, at which time a decision was made to develop the deposit for production, based on a pre-feasibility study undertaken by Micon. A ramp, the principal mine access, was collared in May, 2001, and a substantial program of surface in-fill drilling was conducted in 2001, concurrent with the ramp development. Also in 2001, a number of changes were implemented at the existing Boliden mill to accommodate the high-grade Storliden ore. The first ore was intersected underground in late March, 2002, and production from the West Zone started shortly thereafter.

For the three years of production from 2002, Storliden has produced a total of 752,000 tonnes of ore with an average grade of 10.1% Zn and 3.6% Cu to produce 128,500 tonnes of zinc concentrate and 86,500 tonnes of copper concentrate. A small amount of gold and silver has also been produced, grading 0.6 g/t Au and 34 g/t Ag.

In 2004, a total of 287,247 tonnes of ore were processed, at grades of 8.3% zinc and 3.1% copper. Processing is carried out at the Boliden mill, approximately 90 kilometres from Storliden.

Geology and Mineralization

Regional Geology

The Storliden deposit is located near the northwestern end of the Skellefte mining district that covers an area 120 kilometres by 30 kilometres, extending from the Baltic coast to west of the town of Malå. More than 85 massive sulphide deposits are known from this belt, of which 52 have a known tonnage of more than 0.1 million tonnes each and collectively contained 161 million tonnes before mining with average grades of 0.7% Cu, 3.0% Zn, 47 g/t Ag, 1.9 g/t Au, 0.4% Pb and 0.8% As, often with significant amounts of Sb and Hg. The Boliden deposit, mined from 1925 to 1967, produced 8.4 million tonnes averaging 15.5 g/t gold, 50 g/t Ag, 1.4% Cu, 0.9% Zn, 6.8% As and 0.3% Pb.

The oldest known rocks in the Skellefte greenstone belt are the 1.88 Ga volcanics of the Skellefte Group, a suite of basaltic to rhyolitic but dominantly felsic extrusive rocks with intercalated, generally fine-grained sediments that Allen et al. (1996) have subdivided into a number of domains, each "characterized by a unique volcanic sequence which corresponds to the building stage of individual volcanoes". Nearly all of the mineral deposits of the Skellefte belt are hosted by this diverse group of volcanic rocks which is overlain by a sedimentary assemblage called the Vargfors Group consisting of fine to coarse-grained sediments and intercalated volcanic rocks.

Geology and Mineralization of the Storliden Deposit

The geology of the Storliden area is hosted by a northwest-southeast striking unit of volcaniclastic debris flows, flanked by felsic and intermediate volcanics to the southwest and northeast, respectively. Further to the southeast is a thick package of sediments with graphitic intercalations.

The Storliden deposit has a strike length of nearly 400 metres, reaches a width of 100 metres and attains a thickness of up to 40 metres. The deposit is hosted by essentially flat lying volcaniclastic sediments which subcrop just below the glacial overburden, and epiclastic sediments below. A poorly sorted, coarse volcaniclastic sediment is intercalated in the northern part of the sections. Sedimentary younging directions are up, the clastic beds are generally well-sorted and exhibit sharp basal contacts.

The mineralization and its attendant alteration halo cross cut the stratigraphy with an overall 45° southwesterly dip, with the alteration package breaching the subsurface on most sections. A persistent younger, sill-like felsic quartz porphyritic intrusive body is intruded near-surface on the hanging wall of the mineralized package, and a similar body of quartz-feldspar porphyry is apparent in the western part of the deposit at depth on the footwall. A swarm of thin, mafic dikes intrudes the volcaniclastic package near surface.

The mineralization of economic interest is generally coarse grained (sphalerite grains reach a size of up to several centimetres) disseminated and massive sulphides. The dominant sulphide minerals are pyrrhotite, sphalerite, and chalcopyrite, with arsenopyrite and pyrite being rare and galena and cubanite occurring in minor amounts. A younger phase of mineralization, mostly found along the northern limit of the deposit but volumetrically unimportant, carries a Co-As-Ni-Ag series of minerals with local high silver values.

Most of the economic mineralization at Storliden is contained in the massive sulphides that carry around 25% calcite. Disseminated sulphides occur in some of the alteration facies in direct contact with the massive sulphides, particularly in the silicified zone enveloping the massive sulphides, and in the amphibole-altered footwall zone.

The Storliden deposit is continuous from northwest to southeast, but has been sub-divided into four major parts. The economic mineralization is generally from 5 to 10 metres thick and dips to the southwest. The West Zone stretches a distance of 200 metres. The Central Zone is the heart of the deposit with a thickness of up to 40 metres. Toward the east, the massive sulphides of the Central Zone are successively replaced by the strong silicification. In the East Zone, only the northern part of the massive sulphide lens is present.

Exploration

The Storliden deposit was identified initially as one of several electromagnetic anomalies outlined in late 1997 through an airborne geophysical survey carried out by NAN. Horizontal loop electromagnetics (EM) indicated follow up with three scout holes which encountered alteration and low-grade mineralization. A second round of ground EM with a deeper-searching transient EM system indicated conductive material at greater depth. Drilling then resulted in the discovery of the Storliden deposit when hole STOB98-11 returned 31.5 metres of low grade mineralization with average grades of 0.2% copper, 1.9% zinc and 14 grams per tonne silver. Individual assays reached 6% zinc.

Surface drilling continued through 2000, as discussed below. A pre-feasibility study prepared by Micon and completed in April, 2000, permitted the decision to develop the deposit for production.

A substantial program of surface in-fill drilling was completed during 2001, concurrent with development of the mine access ramp.

On September 1, 2004 NAN announced that it had commenced exploration drilling in the Skellefte district of northern Sweden. Three high priority targets were chosen for testing, including the Lappvattnet copper-nickel PGM prospect, the Svartliden copper prospect and zinc-copper targets located near the Storliden Mine.

Drilling

The Storliden database as of the end of 2003 consisted of drillholes which were drilled both from surface and from underground accesses. As of December 31, 2003, a total of 568 drillholes, including a small number of initial exploration drillholes, have been completed.

The Storliden deposit has been extensively drilled from both surface and underground. The deposit is defined by 40,843 metres of diamond drilling in 568 holes. Drilling in the deposit area is summarised in the table below.

Summary of Storliden Diamond Drilling

Program	No. of Holes	Total (m)
Surface	203	31,530
Underground	365	9,313
Total	568	40,843

All drillhole collars have been surveyed, and the drillhole deviations have been monitored using a proprietary Boliden system known as BHMK which uses the earth's magnetic field to determine the azimuth of the drillholes, and a system of three axial accelerometres to determine the change in the dip of the holes. Individual readings were taken at three metre intervals down the hole, allowing for spurious readings caused by magnetic interference to be identified and removed from consideration. Diamond drilling was done using standard-rigged drilling equipment for the 1998 through 2000 time period, after which the wireline method of diamond drilling was adopted.

The deposit has been outlined by both surface and underground based diamond drillholes that have been completed on a nominal spacing of 12.5 metres on-centre. All drill core from the 1998 through 2001 time period has been geologically logged at NAN's Malå field office.

Sampling Method and Approach

Drill core is marked for sampling by the geologist according to the rock types, alteration assemblages, and mineralization observed in the core during logging. Sample lengths averaged between 1.0 and 1.5 metres.

All mineralized samples of drill core from the 1998 through 2001 time period that were selected for sampling were sawn in half at the Malå field office, with the remaining half-core retained for reference. Approximately 80% of this core is stored in wooden core boxes inside a heated warehouse adjacent and connected to NAN's field office. The remaining core has been given to the GSU's Malå office and core library.

Sample Preparation, Analyses and Security

The sawn core samples from the 1998 and 1999 drilling campaigns were transported to the preparation laboratory where they were crushed and pulverized. Approximately 200 to 300 grams of each sample were then sent for assay at the facilities of Cone Geochemical Inc. ("Cone"), located in Lakewood, Colorado. Assaying was done by standard atomic absorption spectroscopy (AAS) for copper, zinc, lead and silver following digestion in a solution of aqua regia. Gold analyses were accomplished by standard fire assay using a 30-gram (1 assay ton) sub-sample. Arsenic values were determined by AAS following a perchloric/nitric acid digestion. Bismuth values were determined using a KClO4/HCl digestion, and antimony values were determined using an organic extraction.

For the 2000 and 2001 drilling campaigns, most of the routine assaying was done at the facilities of Chemex Laboratories ("Chemex"), located in Vancouver, British Columbia where copper, zinc, lead, silver and arsenic values were determined using a nitric acid/aqua regia digestion on two-gram aliquots, followed by AAS. In high-grade samples, the concentrations of the base metals were determined by inductively coupled plasma atomic emission spectroscopy (ICP-AES) after decomposition of the sample by sodium peroxide fusion. Gold was determined by conventional fire assay using a one assay-ton charge, and in a few cases the pulp-and-metallics screen method was used where high gold values were suspected. The pulps and coarse rejects of all samples have been retained for future reference.

Data Verification

Quality control measures at the preparation laboratory included the running of charges of inert rock between all samples through both the crusher and the pulverizer. Assay quality control methods in 1998 and 1999 consisted of the submission of duplicate pulps to Cone and check assaying of pulp repeats at Chemex. No standards or blanks were included in these early shipments. Check assaying was instituted later, again without the addition of standards, but blanks were inserted to constitute around 5% of the total sample population. In 2001, some 5% of the samples submitted to Chemex consisted of blanks or pulp duplicates.

The results of within-laboratory repeat assaying and check assaying at a second laboratory for both 1998 and 2001 are summarized in the table below.

Results of Repeat and Check Assaying, 1998 and 2001
(mean values)

Laboratory	Number		Cu	Zn	Ag	Au
			(%)	(%)	(g/t)	(g/t)
Cone-Cone 1998	Original	87	3.5	8.0	26	0.20
	Repeat	87	3.5	8.0	26	0.20
Cone-Chemex 1998	Cone	102	1.9	6.4	20	0.17
	Chemex	102	1.8	6.0	20	0.18
Chemex-Chemex 2001	Original	26	3.7	10.0	25	0.38
	Repeat	26	3.7	10.1	26	0.38
Chemex-Acme 2001	Chemex	14	5.1	10.6	52	0.59
	Acme	14	4.8	10.2	53	0.59

Micon has concluded that the database provided by NAN and Boliden for the estimate of mineral resources at Storliden is suitable for the purposes.

Mineral Processing and Metallurgical Testing

Based on initial metallurgical testwork at Lakefield Research and later at the Boliden research facility in Sweden, the metallurgical response of the Storliden ore to sequential flotation of separate copper and zinc concentrates was investigated and the parameters for its treatment determined. The testwork showed that the basic flowsheet of the existing concentrator at Boliden would be able to treat this ore, but that certain changes had to be made to accommodate the much higher-grade Storliden ore and particularly the addition of more flotation and filtering capacity.

Mineral Resource and Reserve Estimate

Mineral Resources

Storliden 2005 Mineral Resources Estimated
Using Drilling Data Available at December 31, 2004

		Tonnes	Zn	Cu	Au	Ag
	Category	(x 1000)	(%)	(%)	(g/t)	(g/t)
Accessible	Measured	141	3.7	2.1	0.3	28.1
	Indicated	69	3.6	2.1	0.4	29.3

Inaccessible	Measured	108	2.0	2.5	0.5	34.5
	Indicated	42	1.9	2.3	0.6	38.1

Total	Meas. + Ind.	360	3.0	2.2	0.4	31.4

Accessible	Inferred	15	2.7	2.4	0.6	48.1
Inaccessible	Inferred	11	1.0	2.3	0.5	38.9

Total	Inferred	25	2.0	2.3	0.6	44.2

Note: All resources evaluated using a block cut-off of 150 SEK/t.

No mining factors, such as dilution or mining recovery, have been applied to these resource figures. Only those resources above a block cut-of of SEK150/t have been evaluated.

These mineral resources have been split into two principal types. The first are those which are considered to be readily accessible according to the current mining methods.

The second are those resources which are considered inaccessible according to the current mining methods. The majority of these inaccessible resources are below the bottom-most cut-and-fill lifts, which have already been mined out.

Over 50% of these accessible additional resources are in the hanging wall amphibolite material, which is sitting above the current planned regions of the Western Upper and Western Lower.

Mineral Reserves

Storliden 2005 Mineral Reserves at December 31, 2004

		Tonnes	Zn	Cu	Au	Ag
Zone	Category	(x 1000)	(%)	(%)	(g/t)	(g/t)
West	Proved	149	8.3	2.9	0.3	24.6
Central	Proved	349	12.0	4.5	0.3	24.8
East	Proved	227	9.1	2.8	0.3	25.6
Total	Proved	726	10.3	3.6	0.3	25.0
West	Probable	23	7.0	2.5	0.3	24.9
Central	Probable	61	9.2	4.2	0.4	24.7
East	Probable	35	6.7	2.0	0.2	23.3
Total	Probable	119	8.0	3.2	0.3	24.3

Total	All Classes	844	10.0	3.6	0.3	24.9

Note: In converting Mineral Resource to Mineral Reserves a 400 SEK/t NSR cut-off is used.

Resource Modelling Method

During January and February 2004, a resource modeling study was completed by Wheeler, which included the following work:

  Update and validation of all available drillhole sample data.
  Revision of parameters for calculation of NSR values and associated cut-offs.
  Revision of mineralization outlines.
  Generation of a geological block model.
  Resource evaluation.

Important aspects of this resource estimation work, which differed in some ways to previous resource estimates, included:

  The modelling of a hardness index, to assist in subsequent mine planning.
  The use of an anisotropic search for grade interpolation.
  Revision of outlier grade handling and minimum thickness application.
  The generation of a combined block model, which described in great detail both the mined and unmined material, in preparation for mine planning.

This resource estimation study was commissioned by NAN and completed by Wheeler, with considerable assistance from NAN geologists Alain Chevalier and Magnus Leijd and Boliden geologist Stig Liedberg. The economic calculations, connected with NSR and cut-off grade calculations, were completed by R. Dowdell, an independent mining consultant. The majority of the computational work utilized the Datamine mining software system.

The sample database was obtained for the end of December 2003.

Resource Interpretation

All of the available drillhole data was compiled in Excel and transferred into Datamine, where it was combined into a unified set of desurveyed drillhole data, coded by metal grades, densities and rock type information. This included many extra in-fill holes drilled down into the base of the central zone, drilling from the east zone, as well as numerous other holes in the western end of the mine, used to clarify the position of the western lenses.

A thorough revision was made of current economic and operating parameters relevant to Storliden, enabling an updated calculation of factors and cut-off grades. The NSR factors were used to enable an equivalent NSR value in SEK/t to be calculated for all drillhole samples.

Different systems of mineralization coding have been used previously, according to geological characteristics, as well as the regions within the mine. The most recent revision in geological interpretation has been in the east zone. Previous zone identifications were preserved in the current study, although all of the actual zones' limits were revised to conform to the most recent drillhole data.

In the revised interpretation completed in the current study, sample grades down to SEK 100/t were utilized for zone continuity. A minimum thickness of 1 metre was applied. In previous studies, higher cut-offs and minimum mining thicknesses were applied. In the current estimation, the intention was to set up a resource block model on which different mining cut-offs and parameters could be subsequently applied. A summary of revised drillhole intersections is shown in the following table, along with the number of intersections.

Drillhole Summary

		Drillhole
Mincode	Zone	Intersections	Samples
ASF	Footwall amphibolite/siliceous	80	442
ASH	Hanging wall amphibolite/siliceous	136	526
CL1	Isolated lens in central area	3	10
EI1	Amphibole/silicified zone underneath massive zone in east	43	238
EI2	Amphibole/silicified zone underneath ELL	25	220
ELL	Eastern lower lens	36	149
EUL	Eastern upper lens	25	170
MAS	Massive sulphide	282	2095
SIC	Siliceous	45	240

		Drillhole
Mincode	Zone	Intersections	Samples
WL1	Western lower lens #1	33	231
WL2	Western lower lens #1	34	240
WL3	Western lower lens #1	8	32
WL4	Western lower lens #2	9	35
WM	Western Middle	9	40

The only new zones, not evaluated previously, were the isolated lenses CL1, WL3 and WL4. With the exception of the western upper zone, interpretations were generally focused on south-north sections, spaced 12.5 metres apart. Great care was taken with the definition of the massive zone to ensure the correct allocation of high zinc grades within this zone. This required creation of sub-sections, particularly in the central area, utilizing the drilling done from the floor of primary stope panels. Face and wall mapping results were also used to help in the zone interpretation.

The western upper zone was interpreted with sections conforming to previous work, approximately 10 metres apart and oriented with an azimuth of roughly 10° off north.

Grade Interpolation

The results of the geostatistical analysis, as well as views expressed by NAN geologists, were used in developing interpolation parameters. An anisotropic ellipsoidal search was used, which had a longer direction along-strike and down-dip than cross-strike. This anisotropy was approximately 3:1 and was also applied to affect the weighting factors for the inverse distance weighting of variables.

A search methodology was applied which controlled grade interpolation as well as guiding resource classification. Initially a small search ellipse was applied, measuring 15 metres x 15 metres x 5 metres. If 3 composites were located for any block, then grades would be successfully interpolated, and this block would be allocated as a measured resource. For measured resources, an additional requirement of obtaining samples from at least two drillholes was also imposed. This ellipse size was selected as being generally representative of 2/3 of the variability of the variograms for zinc and copper grades.

If the requirement for a measured resource had not been met, the search ellipse would be doubled in size, and if 2 composites were then available, grades would be interpolated and the block would be allocated as an indicated resource. Blocks without sufficient composites would finally be interpolated using a very large 45 metres x 45 metres x 15 metres ellipse, and allocated as inferred resources. This approach ensured that all blocks interpolated within the mineralized zones would receive some grade values.

An additional octant control was also imposed to apply some declustering where they might be local isolated abundances of samples, such as due to in-fill drilling. Zonal control was also applied, so that only blocks in any mineralized zone were only interpolated with composites belonging to the same zone.

The ellipse used was oriented in different directions for the different regions of the mine, to allow for the local orientations of the ore structures. In all cases the ellipse was oriented with the 2 long axes along-strike and down-dip, and the short axis cross-strike.

Hardness

A hardness index was introduced (1-soft to 5-very hard) and modelled. This was done to assist mine planning and the prediction of the hardness of ore to the mill.

These hardness indices were introduced into the block model in the following ways:

  For the eastern zone, there is big mixture of rock types and degrees of silicification, particularly in the impregnation zones. Therefore, each drillhole intersection was coded according to the scheme in the table above. These indices were then interpolated into the block model.
  For the central and western zone, indices were set by section and mineralized zone. The western upper region used the same oblique section identification scheme as currently employed at the mine.

NSR Calculation

The methodology and parameters used in the derivation of NSR factors were checked and revised. The parameters used in the current evaluation (for end December, 2004) are summarized in the Storliden Update at Table 16-10. As well as being applied in the calculation of a value field in the block model, they were also used for the generation of NSR factors in the drillhole, and used in the re-interpretation work.

Detailed model sections were generated showing the modelled value variation, overlaid with drillhole data. These were then checked in detail, and discrepancies use to modify the modelling parameters and data.

Mining Methods

Connected with the work done for the current resource and reserve evaluation, a detailed mine planning study was completed for Storliden. During 2004 alternative methods of mining were considered for different parts of the mine. The current mining methods adopted can be summarized as follows:

West Upper Zone

  The majority of the ore in this zone will be mined out by drift-and-fill with benching.

  In the eastern half of the West Upper zones, existing stope excavations will be need to be backfilled with CSR (cement-stabilised waste rock) fill, to allow subsequent longitudinal mining of the remaining pillars.

  Most of the longitudinal pillars will be initially mined out with drifts 5m high. Benching for remaining ore beneath the initial drifts was designed with potential maximum depth of 5m and minimum width of 2m.

  For the western half of the West Upper zone, some pillar recovery operations have already started. Similar crosscutting of pillars will be required, leaving 6m long pillars spaced 10m apart. These pillars will then be mined in the final retreat from this area, in conjunction with the application of some CSR fill into the existing excavations.

  For the northern extension of the West Upper zone, drift-and-fill will be employed with 4m x4m drifts. For the eastern part of the West Upper zone, these drifts will be mined out against the existing stope excavations, after they have been filled with CRF fill.

West Lower and Middle Zone

  The western lower and middle zones will be mined out with the same method currently being used – post-pillar cut-and-fill. The existing pillar layout has been extended upwards and laterally according to the variation in ore on each lift. These pillars measure 5 metres x 5 metres, on approximately a square pattern aligned along-strike, with up to 10m spaces in-between.
  As with the current mining, the stope design has been laid on 5 metre lifts.

Central Zone

  Below the 300m level (305m in the Western half), mining of the Central zone uses 10m wide transverse primary and secondary panels, as currently laid out.
  Primary stopes will be mined out by cut-and-fill, on 5 metre lifts.
  Secondary stopes will be mined out by initial development of lower and upper drifts, followed by rilling of the ore in between these drifts
  Some small patches of ore on or above the 300m level can be mined out by using uppers from the last available lift in the panels below.

Upper Central Zone

  The Upper Central ore will be mined out by longitudinal drift-and-fill. Above the 305 metre level, access to this area will be from the Western Upper – West stope excavations. This requires careful scheduling of mining and filling operations in the Western Upper and Upper Central zones.
  The small amount of ore in the eastern half of the Upper Central can be accessed from the ramp going up to the top of the east zone.

East Zone

  This will be mined out using a combined rill/cut-and-fill stoping method, along with a minimum 4.5m mining width, for material below the 295 metre level.
  Above the 295 metre level, cut-and-fill stoping will be used, along with 18 metre uppers for the upper most parts.

Environmental Studies

An Environmental Impact Assessment (EIA) which incorporated environmental baseline studies was initiated in 1998 and was prepared in Sweden. NAN notes that the preparation of the EIA was based on extensive consultation with regulatory and planning authorities, and local residents and authorities.

NAN applied for a mining permit in December 1998. A permanent program of environmental monitoring, including surface water sampling, was put in place prior to initial production.

NAN is responsible for the external environment for the Storliden operation. As contractor, responsibility for the working environment and day-to-day environmental management has been delegated to Boliden.

The Norrbotten Copper/Gold Project

In September, 2002, the Company's indirect wholly-owned subsidiary, South Atlantic (Norrbotten) Ltd., applied for mining exploration permits covering approximately 80,000 hectares of prospective ground in the Kiruna mining district of Norrbotten County, northern Sweden. As of March 31, 2004, 48 permits had been granted covering 97,000 hectares (the "South Atlantic Norrbotten Properties"). The applications cover an area along the "Kiruna Break", an east-west trending fault system offset by numerous copper, gold and iron ore deposits, including the Kiruna iron oxide deposit.

Option and Joint Venture Agreement with Anglo American and Rio Tinto, March 2004

In October 2003, the Company announced the Letter of Intent with Anglo American to acquire a 100% interest in the Rakkurijärvi discovery and several other prospects in the Norrbotten district (the "Anglo American/Rio Tinto Properties"). On March 31, 2004, the Company, Rio Tinto and Anglo American concluded the Norrbotten Agreement in respect of these properties. Under the Norrbotten Agreement, the Company can earn a 100% interest in the property package by making a minimum expenditure of USD$1 million in the first year (which expenditures have been made – from October 2003 to December 2004 the Company has expended approximately USD$2.9 million in the Discovery Zone) and a total expenditure of USD$6 million over a period of three years. Rio Tinto and Anglo American have a four-year buy-back right to acquire 60% of proven copper-gold deposits which meet or exceed a threshold of three million tonnes of contained copper equivalent which is exercisable by paying to the Company a price equal to three times its aggregate expenditures. In further consideration of the Norrbotten Agreement, the Company issued to Rio Tinto (as to 60%) and Anglo American (as to 40%) an aggregate of 187,214 Common Shares. As a result of the Norrbotten Agreement, the Company is the largest land holder in the Norrbotten district with properties spread over an area of approximately 8,800 km2 (117,000 hectares). An extensive program of ground follow-up and drilling is currently planned for key target areas, including the Discovery Zone at Rakkurijärvi. A 5,000 metre drilling program is currently underway to determine the full extent of the mineralized zone, with 20 out of the planned 35 holes drilled as at March 31, 2004.

The acquisition of the Anglo American/Rio Tinto Properties complements the Company's adjacent Norrbotten Copper/Gold Project.

The Norrbotten Technical Reports

The Norrbotten Copper/Gold Project is the subject of four technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The first report, entitled "Technical Report on Norrbotten Exploration Project Sweden" and dated November 2002 was prepared by Henrik Thalenhorst, P. Geo., who is a "Qualified Person" and independent of the Company within the meaning of NI 43-101. The second report entitled "Updated Technical Report on Norrbotten Exploration Project" and dated May 2003 was prepared by Robert Lilljequist ("Lilljequist"), who is also a "Qualified Person" within the meaning of NI 43-101.

The third report entitled "A Technical Review of the Kiruna Area IOCG Property in Norrbotten County, Sweden for South Atlantic Ventures Ltd." (the "WGM Norrbotten Report") and dated April 27, 2004 was co-authored by John R. Sullivan, P. Geo., Senior Geologist, of Watts, Griffis and McOuat Limited ("WGM"), who is a "Qualified Person" and independent of the Company within the meaning of NI 43-101 and Lilljequist, the author of the May 2003 report.

A fourth report, entitled "Updated Technical Review of the Kiruna Area IOCG Projects in Norrbotten County, Sweden for Lundin Mining Corporation" and dated February 15, 2005 (the "Norrbotten Update") was also prepared by Lilljequist. The Norrbotten Update covers the period from April 14, 2004 to December 31, 2004 and updates the disclosure made in the WGM Norrbotten Report. During this time all exploration activities have been followed by Lilljequist.

The following description of the Norrbotten Copper/Gold Project has been summarized from the WGM Norrbotten Report. Where indicated, including in respect of information relating to current Mineral Resources and Mineral Reserves as at December 31, 2004, disclosure is also summarized from the Norrbotten Update. Readers should consult both the WGM Norrbotten Report and the Norrbotten Update to obtain further particulars regarding the Norrbotten Copper/Gold Project. The WGM Norrbotten Report and the Norrbotten Update are both available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

Location, Access, Climate, Local Resources and Physiography

The Norrbotten Copper/Gold Project is located in northern Sweden in the regional municipality of Kiruna, within Norrbotten County. Many parts of the property are accessible by a network of paved and gravel roads and large areas of the property can be accessed by snowmobile in the winter months. Helicopter access may be required for certain areas depending on the time of year and nature of the work contemplated.

Kiruna is served by several daily flights from Stockholm and connected by a well-maintained road system to the rest of Sweden and to Norway. Rail lines link the area to the port cities of Lulea on the Baltic Sea coast and to Narvik on the Atlantic coast in Norway, which is the main port of export for the iron ore produced in the area.

The climate is mild compared to similar latitudes in North America, because of the influence of the Gulf Stream.

The area has more than one hundred years of history of iron ore mining. The town of Kiruna has a population of approximately 24,000 and has all the services commensurate with its size.

Much of the area is dotted with small lakes that are often surrounded by extensive areas of bogs and swamps. The lowlands in the central and eastern part of the area are at an elevation of 300 to 400 metres above sea level. To the west, the general elevation rises, swamps and bogs gradually disappear and the hills become higher, reaching elevations above 1,000 metres.

Swedish Mining Law

The Swedish Minerals Act was modernized in 1992 and has been amended as recently as 1999. It now encourages foreign participation in the industry and there are no mining taxes or royalties other than the normal Swedish corporate tax rate, which is presently 28%.

An exploration permit is the basic form of mineral tenure. It is valid for an initial period of three years and can be renewed subject to mining inspectorate approval for a further three years. Additional renewals are possible, but are increasingly difficult to obtain except in exceptional circumstances, such that the maximum duration of a permit is theoretically 15 years. The size is limited to an area no larger than may be assumed can be explored in an appropriate manner. An application fee of SEK 500/2,000 ha applies and the applicant must supply a list of private land owners within the area applied for. The mining inspectorate informs all these owners, who then have the right to object to the granting of the permit. The mining law is, however, quite strong and objections have only the remotest chance of succeeding.

An exploitation concession is granted if it can be demonstrated that an economically viable deposit has been defined. A SEK 6,000 application fee is required and it must be accompanied by a technical and financial report including an environmental impact assessment covering the deposit. The initial duration of a concession is 25 years and this is automatically extended for 10 year periods provided the concession is being regularly exploited when the period of validity expires.

Permits and concessions may be held by foreigners or foreign companies but work must be conducted through a registered Swedish branch office.

Description of Properties

Anglo American/Rio Tinto Properties

Anglo American/Rio Tinto has optioned eight exploration permits to the Company. They cover a total of 20,526 hectares. Five of them were originally acquired by Anglo American and the other three by Rio Tinto. Anglo American and Rio Tinto subsequently formed a joint venture to facilitate further exploration work.

The Anglo American/Rio Tinto permits are documented below in the table below.

ANGLO AMERICAN/RIO TINTO EXPLORATION PERMITS

Permit Number	Date Granted	Expiry Date	Area (ha)
Puoltsa 1	2002-03-04	2005-03-04	10,921
Puoltsa 2	2002-08-12	2005-08-12	139
Puoltsa 3	2002-08-20	2005-08-20	90
Pahtohavare 1	2002-06-27	2005-06-27	338
Rakkurijärvi Sodra 1	2001-11-26	2004-11-26	5,059
Rakkurijärvi 1*	1998-04-17	2005-04-17	1,101
Airivaara 1*	1998-11-27	2003-11-27	538
Nunasvaara 1*	1997-06-18	2004-06-18	2,340
Totals		8 permits	20,526 ha

* Originally Rio Tinto

Initial work by Anglo American consisted of compilation and reprocessing of data acquired from the SGU and other companies. The approach to target definition consisted of reprocessing airborne geophysical data, target identification, ground magnetic, IP and gravity surveys, outcrop mapping, base of till geochemical sampling and drilling. Rio Tinto had a similar approach.

While a great part of the effort was focused on the Discovery Zone on the Rakkurijärvi permit, other areas were examined and several other targets were identified. Ground geophysical surveys were carried out on six of the eight permits. Base of till geochemical surveys and geological mapping were carried out on almost all of these areas and a total of 6,545.85 metres of diamond drilling was completed in 39 holes by Anglo American alone.

The Discovery Zone is the primary target on the Anglo American/Rio Tinto Properties and a significant drilling program is underway to define the geometry of the zone and determine its potential. Drilling of this zone prior to the Company's involvement was hampered by poor core recovery and most of the holes listed above will have to be redrilled to be suitable for a resource estimation.

As of the end of February, 2004, the Company had completed and reported on eight holes totaling 1,162.6 metres on the Discovery Zone. These results were very positive, confirming those of Anglo American/Rio Tinto and suggest that there is additional IOCG-style mineralization 275 metres to the northeast. Geophysical results indicate that the areas are related. The Discovery Zone is not yet fully defined. The winter/spring 2004 drilling program was halted in mid-April because of an early break-up.

South Atlantic Norrbotten Properties

As of April 1, 2004, the South Atlantic Norrbotten Properties are comprised of 48 permits covering approximately 97,000 hectares and documented below in the table below. These permits are owned indirectly by the Company through its wholly owned subsidiary, South Atlantic (Norrbotten) Ltd.

SOUTH ATLANTIC EXPLORATION PERMITS

Permit Number	Date Granted	Expiry Date	Area (ha)
Norrbotten 101	2002-12-06	2005-12-06	478
Norrbotten 102	2002-12-20	2005-12-20	14,398
Norrbotten 103	2002-12-06	2005-12-06	925
Norrbotten 104 A	2002-12-09	2005-12-09	967
Norrbotten 104 B	2002-12-09	2005-12-09	558
Norrbotten 105	2002-12-18	2005-12-18	13,670
Norrbotten 106	2002-12-12	2005-12-12	5,202
Norrbotten 107	2002-12-12	2005-12-12	4,517
Norrbotten 108	2002-12-12	2005-12-12	2,038
Norrbotten 109	2002-12-12	2005-12-12	1,083
Norrbotten 110	2002-12-10	2005-12-10	4,071
Norrbotten 111 A	2002-12-10	2005-12-10	4,416
Norrbotten 111B	2002-12-10	2005-12-10	89
Norrbotten 112	2002-12-10	2005-12-10	1,317
Norrbotten 114	2002-12-10	2005-12-10	638
Norrbotten 115	2002-12-12	2005-12-12	419
Norrbotten 117	2002-12-18	2005-12-18	684
Norrbotten 118	2002-01-15	2006-01-15	1,278
Norrbotten 119	2003-01-15	2006-01-15	2,204
Norrbotten 120	2003-01-15	2006-01-15	59
Norrbotten 121	2003-02-04	2006-02-04	5,267
Norrbotten 122	2003-02-04	2006-02-04	32
Norrbotten 123	2003-02-17	2006-02-17	1,007
Norrbotten 124	2003-02-17	2006-02-17	331
Norrbotten 125	2003-02-17	2006-02-17	349
Norrbotten 126	2003-02-25	2006-02-25	300
Norrbotten 127	2003-02-25	2006-02-25	304
Norrbotten 128	2003-02-25	2006-02-25	74
Norrbotten 129	2003-02-25	2006-02-25	245
Norrbotten 130	2003-02-25	2006-02-25	259
Norrbotten 131	2003-02-26	2006-02-26	4,704
Norrbotten 132	2003-02-26	2006-02-26	1,321

Permit Number	Date Granted	Expiry Date	Area (ha)
Norrbotten 133	2003-02-26	2006-02-26	583
Norrbotten 134	2003-02-17	2006-02-17	902
Norrbotten 135	2003-03-11	2006-03-11	1,079
Norrbotten 136	2003-03-11	2006-03-11	312
Norrbotten 137	2003-03-11	2006-03-11	2,235
Norrbotten 138	2003-03-11	2006-03-11	869
Norrbotten 139	2003-03-12	2006-03-12	222
Norrbotten 140	2003-03-12	2006-03-12	410
Norrbotten 142	2003-03-12	2006-03-12	3,245
Norrbotten 143	2003-04-01	2006-04-01	1,005
Norrbotten 144	2003-04-03	2006-04-03	13
Norrbotten 145	2003-04-28	2006-04-28	582
Norrbotten 146	2003-06-26	2006-06-26	4,574
Norrbotten 147	2003-12-03	2006-12-03	2,000
Norrbotten 148	2003-12-03	2006-12-03	1,296
Norrbotten 149	2003-12-09	2006-12-09	4,791
Totals	48 permits		97,322 ha

Between January and March of 2003, portions of available archived drill core for key areas was relogged and resampled and concurrently gradient array IP and magnetic (plus limited TEM) surveys were carried out on five priority grids. A second geophysical campaign was carried out in the spring/summer of 2003.

In March and April of 2003, the Company carried out an initial, eight-hole, 696.5 metre diamond drilling program. These holes, while not intersecting economic mineralization, did in some instances intersect Cu, Au values in IOCG-type settings and confirmed the validity of the exploration strategy. A second drilling campaign (10 holes totaling 956.6 metres) was carried out in late 2003 and early 2004, testing geophysical targets on the Sautusvaara property, which is underlain by favourable Kiruna Porphyry Group stratigraphy, proximal to the Sautusvaara IOCG-type Fe deposit, and the Ylinen property, located near the Kiruna airport and covering mineralized float and favourable geology. On both properties, the geophysical anomalies were explained but no significant mineralization was intersected.

Regional Deposit Types and Mineralization

IOCG deposits are the most important deposit type in the Kiruna area and are the target of the Company's Norrbotten Copper/Gold Project exploration program. While this class of deposits has been intensely studied in recent years it remains somewhat poorly understood at least in terms of presenting consistent features and hence being amenable to a common and transportable exploration strategy.

Despite the lack of a very specific model, IOCG deposits do have a group of characteristics, certain of which are common to deposits worldwide. The principal ones are as follows:

  Mid-Proterozoic age – 1.1 to 1.8 Ga;
  Dominated by Fe oxides, magnetite or hematite, with low Ti;
  Anomalous REE, often in apatite;
  Strong evidence of structural control, particularly intracratonic extensional tectonics; often brecciated;
  Abundant evidence of intense hydrothermal alteration and replacement; large scale Na and K enrichment;
  Relatively shallow environment of formation;
  No particular host rock;
  Weak association with contemporaneous igneous activity;
  The presence of sulphide minerals, particularly pyrite and chalcopyrite;
  The presence of precious metals particularly following a late-stage hydrothermal event; and
  Hematite occurring at shallower depths than magnetite.

In the Kiruna area, IOCG occurrences/deposits are found in mid-Proterozoic aged stratigraphy (Kiruna Porphyry Group ("KP")) and are best represented by the giant Fe end member of the category, the Kirunavaara (Kiruna) apatite-magnetite Fe deposit (with a reported "resource" of 2 billion tonnes @ 66% Fe). There are several other similar but far smaller Fe deposits in the area, some of which have seen production. In addition, numerous long-known, Cu-bearing Fe oxide-associated showings, occurring mainly within the KP, are now recognized as belonging to the same class. The Kiruna mine has annual production of 30 million tonnes.

Regional Geology

The generally east-west trending Kiruna Break is a major fault system which cuts through the entire Norrbotten Copper/Gold Project area, passing 10 kilometres south of the Kiruna Iron Mine and may have played a role in mineral deposition in the area. Such regional structures are common in IOCG mineralization-hosting environments. The key South Atlantic permits and the Anglo American/Rio Tinto permits either straddle the break or lie close to the Kiruna Break.

History

Mineral exploration has taken place in Norrbotten since early in the 20th century. Prior to 1992, when mining law was reformed to make exploration in Sweden more attractive to foreign companies, almost all activities were undertaken by the Swedish Geological Survey or by state-owned mining companies. Modern exploration programs undertaken since the 1960s have in general had both a regional and local component. Regional investigations have been undertaken in the form of airborne geophysical surveys, gravity measurements, geological mapping, regional geochemical surveys such as till, peat and stream sediment sampling and boulder prospecting.

On a more local or grid scale, ground geophysics, soil geochemistry and diamond drilling were performed.

With the change in the Swedish mining laws in 1992, the private sector immediately became active in the area, spurred on by the general geology of the area being perceived as favourable in general, by the expectation that the developing exploration model for an Olympic Dam deposit-type would be applicable to the Kiruna area with its Proterozoic belt of volcanic rocks in an extensional environment, and by the quality and quantity of the existing exploration database. Large international companies such as Anglo American, Rio Tinto, BHP Billiton and Phelps Dodge now have or have had land positions or joint ventures in this area, as well as a number of junior mining companies from Scandinavia, Australia and North America.

Mineral Resource and Mineral Reserve Estimates

The Pahtohavare deposit located on South Atlantic permit 120 saw production of 1.7 Mt grading 1.9% Cu, 0.9 g Au/t from two shoots. An unclassified/pre-NI 43-101 resource of 5.4 Mt grading 2.2% Cu, 1.3 g Au/t is reported. WGM and Lilljequist have not verified this resource estimate and report it for its historic significance only.

The Pikkujarvi deposit located on South Atlantic permits 134 and 145 is reported to host an unclassified resource of 11.4 Mt grading 0.43% Cu in eight zones. The mineralization is hosted by both Kiruna Porphyry group and Haparanda quartz-monzonite intrusives, near their contact and is reported by the Company to exhibit IOCG characteristics.

WGM and Lilljequist have not verified the resource estimates for the Pahtohavare and Pikkujarvi deposits and report them for their historic significance only.

There has been no mineral resource estimate undertaken for the Rakkurijärvi Discovery Zone.

Anglo American/Rio Tinto Properties

General

Anglo American has been active in the Kiruna area since the late 1990s and has held a varying number of permits since that time, some in joint venture with Rio Tinto.

Both Anglo American and Rio Tinto flew GEOTEM AEM surveys over their respective permits and surrounding areas and followed this work with some or all of ground magnetic, gravity, TEM and IP surveys over selected areas of their permits. Anglo American itself has drilled more than 6,500 metres in 39 holes on the Anglo American/Rio Tinto Properties.

Property Geology

The Anglo American/Rio Tinto permits are largely overburden covered and local geology is not known in great detail. It is largely interpreted from regional geophysical surveys and/or diamond drill core where drilling has been carried out.

The six permits (including Rakkurijärvi 1, which hosts the Rakkurijärvi Discovery Zone) located close to, south and west of the Kiruna Iron Mine, are largely underlain by Kiruna Porphyry and Kiruna Greenstone units, favourable for IOCG and VMS mineralization respectively. The two permits located some 50 kilometres ESE of Kiruna are underlain by Kiruna Greenstone and felsic intrusives.

Exploration Results, Mineralization and Potential

Rakkurijärvi nr 1 PERMIT

Rio Tinto concentrated exploration on the southern portion of a 2 kilometre x 1.5 kilometre magnetic anomaly located east of the previously known mineralization at Pahtohavare. Two reconnaissance IP lines indicated a number of chargeability responses. Following ground surveys, Rio Tinto embarked on a diamond drilling program and in 1999 intersected significant IOCG mineralization (chalcopyrite and gold within a magnetite breccia) in holes RKR99-001 (0.40% Cu, 0.08 g Au/t over 29 metres and 1.12% Cu, 0.30 g Au/t over 12.15 m) and RKR99-003 (0.41% Cu, 0.08 g Au/t over 1.8 metres and 0.11% Cu, 0.04 g Au/t over 8.0 metres) while testing an IP/magnetic anomaly on its Rakkurijärvi permit. This mineralization occurs some 400 metres southeast of similar style mineralization intersected sporadically by SGU in drilling between 1969 and 1979.

Anglo American acquired and compiled magnetic and gravity data, SGU and Rio Tinto drilling, and petrological and mineralogical information. A grid was established over 57.5 line kilometres. A Base of Till sampling program over this grid (1,283 samples) was completed and showed an extensive, coherent Cu-Au anomaly trending northwest with values >30x background. Orientation till sampling (108 samples) revealed that the C-horizon and mid-till do not give similar responses. Anglo American and Rio Tinto carried out GEOTEM AEM surveys over the Rakkurijärvi and Pahtohavare areas, which identified numerous EM, magnetic and Apparent Conductivity anomalies. A total of five obvious target zones were identified from geophysics, geochemistry and drilling, and designated as the Discovery Zone, the Hangar Zone, the Hydraulic Breccia Zone (now known as the Conglomerate Zone), the Tributary Zone and the Chair Zone.

Detailed structural interpretation of the Rakkurijärvi-Pahtohavare area has highlighted seven structural targets.

After formation of the Anglo American/Rio Tinto joint venture, Anglo American (as operator) drilled 33 more holes on the Rakkurijärvi permit and one on the Pahtohavare permit for a total of more than 5,700 metres.

Rakkurijärvi Discovery Zone

Anglo American/Rio Tinto Work

Anglo American/Rio Tinto drilled 11 holes in and close to the zone drilled by Rio Tinto between late 2000 and March 2003 to expand the zone's limits. The zone appeared to be cut off both north and south, but despite the additional drilling, the orientation and extent of the zone were still not clearly understood. It was postulated that it might consist of several plunging shoots and the magnetic and IP data suggested that it was open to the northeast.

Only one complete profile was drilled across the zone. In hole 02RAK012, a PEM survey anomaly suggested that the Discovery Zone improved with depth. The gradient magnetic map indicated several branching veins extending downward and a broken up east-northeast plunge to the anomaly. This trend was also supported by the IP survey.

Significant mineralization was identified in 11 drillholes completed by the Anglo American/Rio Tinto, with the following results:

SIGNIFICANT ANGLO AMERICAN/RIO TINTO DRILLING RESULTS
RAKKURIJÄRVI DISCOVERY ZONE

		Depth	From	To	Length	Cu	Au
Hole #	Dip	(m)	(m)	(m)	(m)	(%)	(g/t)
00RAK001	-55°	235.50	14.85	23.00	8.15	1.06	0.19
			42.70	53.53	10.83	1.46	0.28
00RAK002	-55°	223.50	162.20	163.10	0.90	0.89	0.15
00RAK003	-60°	222.00	17.75	21.20	3.45	0.26	Tr.
01RAK004	-90°	55.10	36.90	38.75	1.90	2.73	0.88

Hole abandoned in mineralization due to poor core recovery

01RAK004B	-80°	209.00	7.40	123.10	115.70	0.73	0.16
		Incl.	7.40	15.50	8.10	1.02	Tr.
		Incl.	23.80	47.60	23.80	1.36	0.32
		Incl.	58.40	74.30	15.90	1.97	0.23
		Incl.	87.40	107.20	19.80	0.65	0.19
01RAK005	-50°	30.50	5.20	30.50	25.30	1.63	0.45
02RAK012	-70°	198.00	168.15	169.00	0.85	1.89	Tr.
02RAK013	-60°	98.35	51.30	62.25	10.95	1.20	0.31
02RAK014	-65°	105.60	67.00	70.80	3.80	1.88	0.20
02RAK019	-65°	129.70	66.15	83.95	17.80	2.20	0.33
02RAK020	-55°	196.60	14.70	48.35	33.65	1.60	0.46
			119.10	131.10	12.00	2.00	0.53
			151.80	156.00	4.20	1.90	0.39
RKR99001*	-70°	143.40	6.00	35.00	29.00	0.40	0.08
			46.00	58.15	12.15	1.12	0.30
RKR99003*	-70°	120.00	67.80	69.60	1.80	0.41	0.08

* Rio Tinto holes

An IP survey (17 lines totaling 18.6 line kilometres) highlighted a significant NW–SE trending IP effect anomaly that appeared coincident with the Cu-Au geochemical anomaly. Detailed gravity surveying combined with gradiometer magnetics revealed a distinct residual gravity anomaly over the Discovery Zone. This was seen to be analogous with the response of the Kiruna Mine and Viscaria deposits and suggested that the mineralization could extend to depths exceeding one kilometre.

Lundin – Exploration Work December 2003 to Early 2004

The Company began a USD$1,000,000 geophysical and diamond drilling program on and close to the Rakkurijärvi Discovery Zone in late 2003. Geophysics began in December, 2003 and drilling mid-January, 2004. The primary purpose of this program was to confirm the results of the Anglo American/Rio Tinto drilling, which had suffered from poor core recovery. In addition, the Company tested for extensions of the mineralization both along strike and down dip following mineralization and stratigraphy and for new mineralized zones in proximity to the Discovery Zone, targeting the north, NE and NW extensions of the Discovery Zone IP anomaly.

The Rakkurijärvi Discovery Zone and adjacent area were covered by three blocks (approximately 500 metres by 600 metres each) of magnetic and IP gradient array surveying. Line spacing was 50 metres and IP and magnetic readings were taken at nominal 25 metre and 10 metre intervals respectively.

Two anomalous IP zones were outlined. One high chargeability response corresponds to the Discovery Zone on its west end. The anomaly extends to the NE as suggested by the Anglo American/Rio Tinto survey. The chargeability response has a coincident high magnetic response and a resistivity low corresponding to the Discovery Zone area. The second chargeability anomaly corresponds with the Conglomerate Zone 400 metres NW of the Discovery Zone.

Lundin – Exploration Work 2004

In the Norrbotten Update, Lilljequist reports that during the summer and autumn drilling took place at Puoltsa and Ailatis, both of which are located within the Puoltsa No. 1, one of the concession areas that comprises the Anglo American/Rio Tinto Properties. In addition, drilling at Rakkurijärvi was resumed in December 2004. As a result of that additional work the Norrbotten Update discloses that the Rakkurijärvi Discovery Zone and adjacent area have now been covered by an aggregate of nine survey blocks, each of approximately 1 km2 in size, of magnetic and IP gradient array surveying. Line spacing was 50 metres and IP and magnetic readings were taken at nominal 25 metre and 10 metre intervals respectively. The current electrodes spacing was 800 metres using "gradient array". Transient Electromagnetic survey has been done using 1 km2 loop, with lines spacing of 50 metres apart.

A total of 26 drillholes were drilled before the program was halted prior to mid-April due to an early spring break-up. In early April 2004, the Company reported complete results for eight of the drillholes. One additional hole was drilled on the Tributary Zone in December 2004. Results of all 27 holes are shown in the table below.

RAKKURIJÄRVI DISCOVERY ZONE
2004 DRILL RESULTS

DrillHole	Section	Station	Angle azimuth	From(m)	To(m)	Interval(m)	Copper(%)	Gold(g/t)
RAK04001	2800E	6420N	-60° North	12.10	54.10	42.00	0.83	0.05
				12.10	23.10	11.00	1.16	0.04
RAK04002	2800E	6240N	-55° North	17.00	57.40	40.40	1.41	0.33
including				17.00	23.00	6.00	1.75	0.26
including				32.00	38.80	6.80	2.23	0.41
including				50.20	57.40	7.20	2.09	0.57
				143.25	156.38	13.13	1.35	0.41
RAK04003	2800E	6395N	-60° North	80.80	81.35	0.55	1.22	0.12
RAK04004	3050E	6440N	-60° North	70.40	91.25	20.85	1.09	0.22
RAK04005	2800E	6300N	-60° North	22.80	51.10	28.30	0.89	0.24
including				31.40	38.60	7.20	1.40	0.39
RAK04006	2800E	6210N	-60° North	66.70	86.45	19.75	1.68	0.41

DrillHole	Section	Station	Angle azimuth	From(m)	To(m)	Interval(m)	Copper(%)	Gold(g/t)
				169.60	173.20	3.60	1.32	0.42
				13.55	16.20	2.55	0.39	0.06
				28.00	37.00	9.00	0.35	0.06
RAK04007	2800E	6275N	-60° North	40.90	59.00	18.10	0.94	0.14
				76.80	80.10	3.30	1.50	0.15
				118.00	126.93	8.93	0.56	0.08
RAK04008	2800E	6160N	-60° North	135.60	144.25	8.65	0.46	0.16
including				138.35	144.25	5.90	0.59	0.15
				161.80	167.80	6.00	0.29	0.08
				210.90	211.60	1.80	0.92	0.26
				228.70	233.10	4.40	2.21	0.66
RAK04009	2450E	6460N	60° South	8.85	24.85	16.00	0.26	0.03
(porphyry group)				32.85	52.80	19.95	0.28	0.03
RAK04010	2800E	6500N	60° South		No samples		only traces of metals
RAK04011	2450E	6500N	60° North	64.70	65.00	0.30	0.28	0.03
(porphyry group)				100.30	100.85	0.55	0.46	0.05
RAK04012	2900E	6240N	60° South	38.35	41.75	3.40	0.20	0.06
				51.80	52.85	1.05	0.46	0.04
				124.00	129.00	5.00	0.33	0.12
				131.65	166.70	35.05	0.57	0.18
including				131.65	147.90	16.25	0.94	0.31
RAK04013	2900E	6320N	60° North	60.50	66.80	6.30	0.47	0.28
RAK04014	3050E	6500N	60° South		No samples		only traces of metals
RAK04015	2900E	6200N	60° North	179.85	207.40	27.55	0.70	0.18
including				179.85	193.30	13.45	1.11	0.26
				143.05	157.65	14.60	0.31	0.06
				55.00	75.60	20.60	0.60	0.03
RAK04016	2850E	6480N	60° South	29.20	34.87	5.67	1.45	0.07
RAK04017	2300E	6280N	60° South	40.80	41.60	0.80	0.28	0.23
(W of Discovery Zone)				75.55	76.50	0.95	0.29	0.02
RAK04018	2900E	6280N	60° North	67.45	79.12	11.67	0.66	0.13
				95.95	101.80	5.85	0.22	0.06
				143.95	159.00	15.05	0.29	0.01
RAK04019	2900E	6160N	60° North	133.50	156.70	23.20	0.60	0.11
				226.00	259.30	33.30	0.87	0.27
including				240.80	247.30	6.50	1.80	0.48
RAK04020	2900E	6160N	85° North		No samples		only traces of metals
RAK04021	2800E	6260N	60° North	8.60	21.60	13.00	1.13	0.07

DrillHole	Section	Station	Angleazimuth	From(m)	To(m)	Interval(m)	Copper(%)	Gold(g/t)
including				9.70	16.90	7.20	1.85	0.11
				33.70	44.50	10.80	0.65	0.08
RAK04022	2950E	6252N	65° North	88.60	99.55	10.95	0.76	0.13
				145.30	148.80	3.50	0.58	0.09
				166.15	202.90	36.75	0.76	0.22
including				185.15	200.60	15.45	1.18	0.35
including				189.50	190.70	1.20	1.91	2.14
RAK04023	2950E	6315N	65° North	75.50	123.95	48.45	1.07	0.27
including				76.40	89.20	12.80	2.11	0.52
RAK04024							only traces of metals
RAK04025	2950E	6380N	65° North	9.70	11.40	1.70	1.01	0.05
RAK04026	3002E	6302N	65° North	150.60	172.15	13.10	0.69	0.14
RAK04027	3350E	6789N	60° North	No samples			only traces of metals

The Norbotten Update discloses that a total number of 963 samples have been selected from the mineralized zones in the drill cores, and subsequently analyzed.

  Three profiles have been completed along the lines L2800E, L2900E and L2950E. Line 2800E now encompasses 13 drillholes (including four drillholes by Anglo American 2002), line 2900E includes 6 drillholes, and line 2950E four drillholes (including 02RAK014 by Anglo American). One drillhole has been sunk on line 3000E (RAK04026), and one drillhole on line L2850E (RAK04016). The deepest penetration within all profiles is 200-230 metres vertical depth.

  Two drillholes have additionally been located on the northwestern IP/MAG trend on line L3050E.

  Outside the Discovery Zone trend, three drillholes have been located on IP anomalies further to the east (line 2450 and line 2300), two penetrating weak pyrite-chalcopyrite mineralization in the Porphyry Group (RAK04009 and RAK04011) and one going through carbonate breccia (RAK04017).

Most holes on the Discovery Zone intersected a variety of strongly altered brecciated and schistose units. Biotite, calcite, scapolite and clay altered feldspar are often noted. Magnetite (massive in places) breccia is common and normally associated with significant chalcopyrite mineralization. The breccias appear to be of hydrothermal origin, and are characterized by stockworks and veins of chalcopyrite and pyrite.

While there is not yet enough drilling in detail to determine the exact orientation or size of the Discovery Zone mineralization, it appears that at depth it is vertical to sub-vertical.

Conglomerate Zone

Other areas within the Rakkurijärvi permit have been drilled with anomalous results in copper and gold. An intersection of 0.79% Cu, 0.12 g Au/t over 16.5 metres has been cut in Anglo American/Rio Tinto drillhole 01RAK007 in an area known as the Conglomerate Zone (also referred to as the Hydraulic Breccia Zone), located some 400 metres to 600 metres northeast of the Discovery Zone. The intercept contains disseminated Cu-Au mineralization within a porphyritic volcanic conglomerate unit that has been subjected to intense Na-Ca-K alteration. Several holes were drilled by the SGU in the area between this hole and the Discovery Zone between 1969 and 1979 and significant intersections were obtained over narrow widths in nine of these holes. Intersections ranged from 0.31% Cu over 2 metres to 4.4% Cu over 1 metre. Mineralization consists of disseminated chalcopyrite in a meta-conglomerate.

In the Norrbotten Update, Lilljequist reports that the Company's IP and magnetic surveys covered a portion of the Conglomerate Zone and outlined a high chargeability, high resistivity and high magnetic anomaly. Two drillholes were located on this anomaly (009 and 017). RAK04009 went through a weakly mineralized section of 17.95 metres with 0.25% Cu and only traces of gold. RAK04017 failed to intercept economical grades of copper mineralization.

Rakkurijärvi Permit – Other Targets

In addition to the Discovery and Conglomerate Zones, Anglo American/Rio Tinto have done some preliminary investigation, including scout diamond drilling, of other anomalous zones, including the Hangar Zone just southeast of the Discovery Zone and the Tributary and Chair Zones to the east and northeast. Further work is warranted in the vicinity of all but the Chair Zone.

In the Norrbotten Update, Lilljequist reports that the Company started drilling activities on the Tributary Zone in December 2004, and finished the first hole before the Christmas holiday vacations. The drillhole went through brecciated carbonate rock (completely decomposed in the upper part) and magnetite rich rock with pyrite. No samples were taken.

Puoltsa NR 1 Permit

The Norrbotten Update reports on the Puoltsa NR 1 Permit, although this was not the subject of the WGM Norrbotten Report.

The Company's drilling activities at the Ailatis area was initiated in June 2004. By October 12, 2004, a total of 23 drillholes were completed, totaling 2,559 metres with an average overburden depth of a little less than 6 metres. A total number of 386 samples (including 7 duplicates and 2 blanks) were selected from mineralized zones from the drill cores, sampled, prepared and analyzed.

The Ailatisvaara is a topographical high, 6 kilometres WNW of the former Pahtohavare mine and about 8 kilometres WNW of the "Discovery Zone". The drillholes are located on the southern slope of the Ailatisvaara and further 1,500 metres to the south.

The exploration permit Puoltsa NR 1 was granted on March 4, 2002, was valid until March 4, 2005, and an application for a prolongation has been made. The area covers 1,921 hectares in Kiruna Community, Norrbotten county. the exploration permit was issued to Anglo American.

Earlier Exploration Activities

Swedish Geological AB (SGAB) performed exploration in the area 1986-1992. Basal till sampling indicated copper and gold anomalous areas. Geophysical airborne maps in the scale 1:50,000 were produced in context with iron ore exploration in the 1960's and geophysical ground surveys took place in the 1980's. Drilling has been done in 1986 (1 drillhole), 1989 (3 drillholes) and 1990 (8 drillholes).

Geology

The Ailatis mountain is mainly built up by lava flows with an intercalated banded iron formation. The formations are roughly striking in a NE-SW direction and are relatively well preserved. In the low land immediately to the south topographic high drilling has revealed a 200 metre wide zone with carbonates, Cu-bearing magnetite dykes and hydrothermal clays and breccia. To the west this alteration zone is covered by a tongue of flat-lying younger granite coming in from the west. The central part of the investigated area is occupied by an intrusive suite of rocks, giving rise to a distinct gravity anomaly. The intrusive is predominantly composed of gabbro with minor components of chlorite-biotite altered ultramafic rocks and mafic volcanic rocks (probably mainly as dykes and sills). The surrounding rocks belong to the Kiruna Greenstone Group and are mainly extrusive and intrusive basaltic rocks. The southeastern area is occupied by a large granite intrusive with large inclusions of gabbro and mafic volcanic rocks. West of this intrusive a conglomerate is exposed in a few outcrops. It must be emphasized that the number of outcrops is scarce and most of the information of the geology must be based on drill cores and magnetic maps.

Sulphide mineralization occurs in different settings. The basalts in the Ailatis hill contains up to 40 metre zones with disseminated sulphides with low grade copper. Magnetite dykes with chalcopyrite have been observed in SGAB holes No. 90113 and 90108 and in AIL04006 and 04010. The chlorite-biotite altered ultramafic rocks contains zones with elevated values of copper, nickel and PGMs.

Geophysics

The geophysical ground survey at Ailatis has covered about a little less than 12 square kilometres with IP and magnetic surveys. All of the high chargeability anomalies are associated to a moderate magnetic feature. The IP surveying has been successful in locating sulphide mineralization in practically every drillhole. Eight separate anomaly zones can be distinguished and are named A1 to A8, roughly from the north to south. These zones have been focused in the selecting of drilling targets.

Core Drilling and Drill Results

The drilling at Ailatis was initiated in June 2004 for one week and was resumed in early August for approximately 2½ months. The drillhole location, dip and length are recorded in the following table:

Ailatis Drill Results

							m			Au	Pd
Dh No	Easting	Northing	Strike	Dip	from	to	interval	Cu %	Ni%	ppm	ppm
PUOO4001	1672700	7529550	180	-60
AIL04001	1674650	7528550	180	-60	103,25	103,6	0,35	1,1	0,16	0,06
					117	125,2	8,2	0,21	0,08
AIL04002	1675050	7528960	0	-60	only traces of sulphides
AIL04003	1675124	7528909	150	-60	9,6	18,9	9,3	0,13
AIL04004	1675150	7529170	180	-60	8,7	22	13,3	0,17
AIL04005	1675350	7529250	0	-55	17,2	21,2	4	0,15
					32,3	36,5	4,2	0,21
					37,5	58,6	21,1	0,18
					63,7	64,6	0,9	0,4

							m			Au	Pd
Dh No	Easting	Northing	Strike	Dip	from	to	interval	Cu %	Ni%	ppm	ppm
					75,8	80,4	5,6	0,22
AIL04006	1674850	7528530	180	-60	76,3	79	2,7	0,75
AIL04007	1674550	7528600	180	-55	8,2	12,2	4	0,45
					28,3	30,2	1,9	0,6
					53,6	80,1	26,5		0,1
including					53,6	54,6	1		0,15
AIL04008	1674850	7528530	180	-55	only traces of sulphides
AIL04009	1675250	7529280	180	-60	21,1	26,6	5,5	0,17
					57,6	94,7	37,1	0,15
AIL04010	1674750	7528420	180	-60	4	10,1	6,1	0,31
					91,5	99,9	8,4	0,61
including					94,5	96,2	1,7	1,4	0,1	0,06	0,31
AIL04011	1674750	7528120	180	-60	100,1	107,1	7	0,3
including					102,2	103,2	1	1,34		0,08
AIL04012	1674750	7527900	180	-60	No samples taken
AIL04013	1674500	7528080	180	-60	31,9	37,9	6	0,13
					73,8	79,9	6,1	0,17
AIL04014	1674750	7528530	180	-60	82,5	92,9	0,4	2,13	0,25	0,69	0,14
AIL04015	1675050	7528240	180	-60	14,35	16,3	1,95	0,62
AIL04016	1675250	7528320	180	-60	56,5	68	11,5	0,18
AIL04017	1675450	7528430	180	-55	only traces of sulphides
AIL04018	1674950	7528450	180	-60	14	16	2	0,31
AIL04019	1674200	7528150	180	-60	No samples taken
AIL04020	1673900	7528374	180	-45	only traces of sulphides
AIL04021	1673600	7528150	180	-60	No samples taken
AIL04022	1675250	7527860	180	-60	19,8	30,65	10,85	0,29
	1676300	7528900	180	-60	94,6	106,1	11,5	0,25	0,11
AIL04023	1676300	7528900	180	-60	46	72	26	0,27

The IP geophysical map gives very coherent and obvious anomalies, roughly coinciding with magnetic high anomalies.

The anomaly zone A1, at the slope of Ailatisvaara, has been followed up with three drillholes partly altered mafic volcanic rocks. The two eastern drillholes ended in a banded iron formation (sulphide-poor).

At the southern foot of the Ailatisvaara, two drillholes investigated a minor anomaly (A2). The first drillhole went through a mafic lava rock with only traces of sulphides as very tiny grains. The second hole penetrated weathered and crushed rocks of breccia and altered mafic rock with a 20 metre section of carbonate (probably a hydrothermal dyke). A weak copper mineralization (with 0.14% Cu) was found in the uppermost 10 metres, associated with a relatively high potassium content.

The third anomaly zone, A3, is located about 500 metres to the SW of the Ailatis Mountain, and forms an irregular IP-MAG anomaly zone. The two western-most holes (04008 and 04007) through an albite-rich rock in the upper (approximately) 30 metres and ends in a Mg-Fe-Chlorite-Biotite rich mafic rock, which is also found in the three drillholes to the east. This mafic to ultramafic rock contains a very fine dissemination of sulphides, which is difficult to observe without a hand-lens.

The IP (A4) anomaly is strong and persistent and occurs over gabbroic rocks with minor intercalations of mafic lava rocks. The mineralization consists of disseminations and veinlets with chalcopyrite, normally associated with magnetite. A total of six drillholes have intersected this anomaly. The best intersection was found in the first drillhole, Dh 04011, with 18.2 metres with 0.17% Cu (100.1-118.2 metres) including 6.2 metres with 0.33% Cu, which includes a semi-massive sulphide mineralization with 1 metre containing 1.34% Cu and 0.08 ppm Au. Dh 04013 has several intervals with low Cu content, maximum 0.32% Cu over 1 metre. Dh 04015 grows more mafic downwards and contains minor zones with weak chalcopyrite mineralization, the best intersection is 0.95 metres with 0.8% Cu. Dh 04016 also has weak chalcopyrite dissemination zones, a maximum of 0.44% Cu over 1.4 metres. From about 65 metres the content of Cr, Mg and Ni increases, indicating a more mafic rock.

The fifth anomaly zone (A5) lies some hundred metres further south and has only been investigated with two drillholes: Dh 04012 and Dh 04022. The first drillhole went through 8 metres of mafic volcanic rock and entered a very weakly mineralized gabbroic rock. No analyses have been taken from this drillhole. The second drillhole went through 95 metres of gabbros and then through chlorite-rich ultramafic rocks. Between 19.80 and 30.65 metres the core contains 0.29% Cu over 10.85 metres.

Anomaly zones A6, A7 and A8 have each been investigated with one drillhole. Drillhole 04021 went through a mafic volcanic rock without significant sulphide content. Drillhole 04020 went through an interesting clast-supported hydrothermal breccia but with very low content of sulphides. The last drillhole (Dh 04023) in the eastern-most IP anomaly went through a mineralization with chalcopyrite between 46 and 72 metres. The content of copper in this section amounts to 0.27% Cu over 26 metres.

Evaluation

The geology of the Ailatis area is interesting with hydrothermal breccias and hydrothermal carbonate in the flanks of a gravity anomaly. The rocks within the area of the gravity anomaly are gabbros and ultramafics. The nickel content in the altered ultramafic rocks is anomalous and reach a maximum of 2,480 ppm. Dh 04010 has an average of 729 ppm over 116.70 metres.

Locally there is also anomalous values of Pd and Pt. Palladium values in Dh 04010 reach 0.3 ppm over 3.6 metres associated with a magnetite breccia (including 1.05 metre core loss). Massive magnetite associated with sulphide occurs also in Dh 04006 and in the SGAB hole No 90108 and 90113. The appearance of sulphide disseminations, magnetite breccias and an intense alteration zone might indicate the presence of richer mineralizations at depth. The best copper mineralization has been found in the drillholes in the eastern part of the area with 0.27% Cu over 26 metres in Dh 04023, and 26.3 metres with 0.18% Cu in Dh 04005 and 37.1 metres with 0.15% Cu in Dh 04009. The continuation of these zones eastwards might be of continued exploration interest.

There is a good correlation between combined IP and MAG anomalies and sulphide mineralization.

Other Anglo American/Rio Tinto Permits

In the Norrbotten Update, Lilljequist reports that Anglo American/Rio Tinto have identified targets on other permits that warrant further exploration. In most cases ground geophysical surveys have been completed over AEM anomalies and a small amount of scout drilling has been carried out. Included in these areas are four test grids on the Puoltsa exploration permits, three grids on the Rakkurijärvi South permit and two areas to the east on the Nunasvaara permits. A permit held on Airivaara was droped. All of the remaining exploration permits warrant follow-up.

Drilling

The Company drilling has been carried out by Finnish contractor Oy Kati AB using two Hagby wireline drills recovering 57 millimeter diameter core. Triple tube is used when coring through weathered or other difficult areas and some technical assistance has been provided on site by a Canadian drilling firm. Core recoveries have improved over those achieved by Anglo American and Rio Tinto. Acid tests to verify hole dip are taken every 10 metres down each hole. Azimuths are not verified down hole. Anglo American/Rio Tinto used a Maxibor instrument to measure downhole dip and azimuth. Measurements were taken approximately every 5 metres.

Core Handling and Logging Protocol

Core is collected at the drill site by the Company personnel and delivered to the Company's office in Kiruna for core logging and storage. Core recovery and other geotechnical data are measured and all but obviously unmineralized and unbrecciated core is diamond sawed. Anglo American/Rio Tinto also diamond sawed all their assay samples. Geological logging is carried out with data captured manually then entered into Downhole Explorer (Earthworks) software by the Company's personnel.

Sampling Method and Approach

The geologist marks the sample interval based on mineralization present and observed geological and alteration information. Samples vary in length from less than 0.5 metres to 1.50 metres and average approximately 1.00 metre. Because of the disseminated nature of the chalcopyrite and difficulty estimating its content and the importance of the Au values and impossibility of estimating its content, a very large portion of the split core is sent for assay. Samples are assigned a numbered sample tag. The number is written on the core box, adjacent to the location of the corresponding archived half core. The core to be assayed is bagged along with the tag and shipped by bus to the prep lab of NAN in Uppsala.

Sample Preparation, Assaying and Security

The Company sample prep facility was designed, set-up and commissioned by ALS Chemex of Vancouver, Canada.

The Company determines the Specific Gravity ("SG") of every core sample sent from the Rakkurijärvi Discovery Zone for assay except those exhibiting significant weathering. In the Norrbotten Update, Lilljequist reports that only a few of the samples from Ailatis have the SG determined. The specific gravity of the core is the ratio of its weight in air to the difference between its weight in air and its weight immersed in water.

Anglo American/Rio Tinto determined SGs for core samples using a similar procedure but on a far less frequent basis. Anglo American/Rio Tinto shipped half core samples to the ISO 9002 certified OMAC Laboratories facility in Galway, Ireland for preparation and assaying. There has not yet been a comparison made of the Anglo American/Rio Tinto and the Company data.

ALS Chemex takes custody of the Company samples in Vancouver. For routine analyses, 2 gram samples are subjected to four acid "near total" digestion followed by analysis using the ME-ICP61a (Inductively Coupled Plasma ("ICP"), Atomic Emission Spectroscopy ("AES")) package for 27 elements. High grade samples are run using the ICP-AES method following sodium peroxide fusion. Au, Pt and Pd are analyzed by fire assay with an ICP-MS finish.

The laboratory is ISO 9002 certified.

Anglo American/Rio Tinto carried out gold assays on a 30 g sample using fire assay followed by an Atomic Absorption ("AA") finish. Copper and a larger suite of elements were determined by ICP and samples running over 0.5% Cu were then assayed by AA for greater accuracy.

Samples are shipped from Kiruna to Uppsala in tamper-proof plastic bags. There is little opportunity for anyone to tamper undetected with the samples at any step in the shipping, preparation and assaying process.

WGM approves of the Company's quality assurance/quality control procedures.

Data Corroboration

WGM carried out a site visit to Kiruna and the Anglo American/Rio Tinto properties on September 15 and 16, 2003 and to Anglo American's facilities in Malå September 17 and 18 of 2003. The locations of three Anglo American/Rio Tinto drillholes were checked by GPS and confirmed to be correctly located. During the course of the visit to Malå, four representative samples of Anglo American/Rio Tinto drill core were taken by WGM to confirm the presence of copper and gold. These samples were placed in tamper-proof bags and returned to Canada where they were analyzed by ALS Chemex at their ISO 9002 certified laboratory in Vancouver. Gold was determined by fire assay with an AA finish on a 30 gram sample. Copper was assayed along with 33 other elements by the ICP method and separately by AA following an aqua regia digestion. Both copper and gold were anomalous in each sample and Ni, P and Ca were found to be elevated. Correlation was very good between WGM and Anglo American/Rio Tinto results as documented in the table below.

WGM SITE VISIT SAMPLING RESULTS VERSUS
ANGLO AMERICAN/RIO TINTO RESULTS

		From	To	Sampled	Cu	Au
Sample #	Hole #	(m)	(m)	By	(%)	(g/t)
SAA KIR 1	02RAK020	27.40	28.50	* AAE	1.60%	0.400
				WGM	1.57%	0.465

SAA KIR 2	01RAK04B	65.40	66.40	AAE	1.50%	0.180
				WGM	1.71%	0.183

SAA KIR 3	02RAK019	75.30	76.50	AAE	3.00%	0.680
				WGM	2.78%	0.677

SAA KIR 4	01RAK007	36.65	38.65	AAE	1.18%	0.118
				WGM	1.25%	0.174

* Anglo American/Rio Tinto

South Atlantic Norrbotten Properties

South Atlantic Norrbotten Properties Work Program

The Company applied for its permits following an integrated study of historic AEM and airborne magnetic data, the limited geological data available for this largely drift covered region and the detailed information available on known mineralized areas and deposits. Initial field reconnaissance was carried out in the fall of 2002. In addition, data from SGU regional till and organic material geochemical surveys and limited ground geophysical surveys have been examined. The AEM data are largely from frequency domain surveys flown by the SGU and state owned exploration company LKAB during the 1960s, 1970s and 1980s.

Several of the South Atlantic Norrbotten Properties cover significant and/or interesting mineralization, some of which can be equated with IOCG type mineralization in terms of mineralogy and associated alteration. Most of this mineralization was discovered by previous property holders and formed part of the rationale on which the Company acquired the individual properties. Historic data records, particularly preserved drill core, are not complete, however, therefore it is difficult to prepare accurate and detailed descriptions of the nature and extent of some of the mineralization. Most of the historic drilling was carried out before the discovery of Olympic Dam/Ernest Henry and the recognition that the Kiruna deposit was an important example of this newly recognized deposit model.

Between January and March 2003, available archived drill core for key areas was accessed by the Company, relogged and resampled and concurrently gradient array IP and magnetic (plus limited TEM) surveys were carried out on five priority areas. These areas were Pikkujarvi, on permits 134 and 145, Kaalasjarvi and Saivorova, on permit 105, Kuosanen, on permit 109 and Liettek, on permit 142. A second gridding and geophysical campaign was carried out in the spring/summer of 2003 on four more areas. These were Sautusvaara, on permits 112 and 127, Ylinen, on permit 131, Paanuvuoma, on permit 125 and Pounujarvi, on permit 126. Other grids were cut but not geophysically surveyed. In March and April 2003 the Company carried out an initial eight-hole, 696.5 metres diamond drilling program, and between mid-October 2003 and early 2004, carried out another 10-hole, 956.6 metre program.

South Atlantic Results to Date

The Company has carried out ground geophysical surveys on nine areas and, in the spring and fall of 2003 and in early 2004, drilled 18 holes totalling 1,653.1 metres on four of these areas. The work in these four areas is described in some detail below.

Pikkujarvi

The Pikkujarvi (or Sierkavare) prospect is on permit 134 and located 15 kilometres south-southwest of the Kiruna Mine and 10 kilometres south of the past-producing Pahtohavare Cu, Au Mine. The permits are underlain by Kiruna Porphyry Group rocks and Haparanda intrusives. Organics-in-stream and peat bog sampling by SGU and LKAB between 1976 and 1982 disclosed Cu, Mo and Co anomalies, VLF and HLEM surveys were carried out, and in 1982, four holes were drilled. The best hole intersected 0.57% Cu over 73 metres. More drilling took place from 1983 to 1985. LKAB has reported a historic unclassified resource estimate of 11.4 million tonnes grading 0.43% Cu in eight zones, including one zone containing 5 million tonnes grading 0.6% Cu. WGM and Lilljequist have not attempted to reclassify this resource to comply with the guidelines of NI 43-101 and it should therefore be treated as an indication of potential only. The best historic gold assay is 1.9 g Au/t over one meter but there is some question as to the accuracy of LKAB gold assaying from that period.

The Company carried out magnetic and gradient IP surveys on two grids over the prospect and the area immediately north of it (on permit 145). A moderate to high chargeability anomaly with coincident to flanking magnetic anomaly was found associated with the known mineralization. A strong IP response was found on the north grid.

The Company drilled four holes in the spring of 2003 on the southern anomaly and confirmed LKAB values on the southwest portion of the zone but failed to extend mineralization to the northeast. Na+K values are anomalous as are those of barium.

Two additional holes tested the northern IP anomaly. Hole PIK 03004 drilled to 88.5 metres cut an altered gabbro with weak sulphides and explained the anomaly. PIK 03003 drilled 200 metres to the southwest cut unaltered syenite porphyry. LKAB hole K-PIK 019, 200 metres southeast of 03004 intersected 170 metres of altered rocks and anomalous copper values.

None of the six South Atlantic holes returned significant gold values.

The Company drilling has downgraded the potential of the Pikkujarvi zone but the area in and around holes PIK 03004 and K-PIK 019 remains of interest particularly given that ground geophysical coverage is limited.

Kaalasjarvi

The Kaalasjarvi grid is located on the north-central boundary of permit 105, 7.5 kilometres west-southwest of the Pahtohavare Mine and is underlain by the waters of Lake Kaalasjarvi. The area is underlain by Kiruna Porphyry Group rocks and Haparanda intrusives. Gradient IP and magnetic surveys were carried out and outlined a moderate to high chargeability anomaly with coincident magnetic anomaly.

Two diamond drillholes drilled in the spring of 2003 intersected magnetic gabbro and explained the anomaly. Hole KAL 03001 (120 metres) cut disseminated pyrite and magnetite with a best assay of 0.11% Cu/1 meter and no Au values. Hole KAL 03002 (80 metres) cut very little sulphide and was not sampled. No further work is warranted.

Sautusvaara

The Sautusvaara area is located 26 kilometres to the northeast of the Kiruna Mine. The Company carried out magnetic, IP and TEM surveys during the second 2003 ground geophysical campaign and outlined a one kilometre long TEM anomaly with a flanking magnetic anomaly. The IP survey did not provide full coverage of the AEM anomalies but it appears that the TEM anomaly may have an associated chargeability high, resistivity low. The grid is located mostly on permit 127, but straddles the boundary with permit 112 and is situated four kilometres north of the Sautusvaara iron deposit, another IOCG-type occurrence. The AEM areas are underlain by Kiruna Porphyry and Kiruna Greenstone Group units.

The Company carried out a two-hole 284.3 meter drilling program in October, 2003. Hole SAU03001 cut 53.5 metres of scapolite altered mafic volcanics and 100 metres of volcaniclastic biotite rich, graphitic sediments with considerable disseminated and vein pyrrhotite. The best assay section was 0.14% Cu over 2.5 metres. Hole 002 was entirely in volcaniclastic sediments with graphite rich sections. The best assay was 316 ppm Cu. The anomaly was explained and no further work is warranted.

Ylinen

This permit (131) lies 8 kilometres east of the Kiruna Mine. It is underlain by favourable Kiruna Porphyry Group rocks and local boulders with up to 0.39% Cu and elevated Ba, K and Na were found on the southern portion of the property by the Company during a 2003 reconnaissance survey. The permit covers AEM anomalies, which were interpreted to be underlain by strongly altered mafic volcanics observed in outcrop not far to the north. Magnetic and IP surveys were carried out during the second 2003 ground geophysical campaign. Several magnetic/IP anomalies were outlined.

An eight-hole 672.3 meter drilling program was carried out in October and November 2003 and early 2004. The holes intersected mainly mafic volcanics, sometimes sheared and with biotite, scapolite and epidote alteration. Hole YLI03001 cut some weak sulphide mineralization. Two narrow sections returned 1.08% Cu over 1.0 meter and 0.25% Cu over 2.0 metres respectively. Hole 005 collared 50 metres behind 001 cut 50 metres of mafic volcanics with disseminated pyrite and chalcopyrite. The best assay was 824 ppm copper. Hole 004 intersected traces of pyrite and chalcopyrite with a best 0.11% Cu over 2.0 metres. The Company feels that Ylinen retains some potential.

Potential of the Remaining South Atlantic Norrbotten Properties

In September 2003, Lilljequist prepared a report in which he provided a brief summary of each permit area. Given the presence of IOCG indications on almost all of the South Atlantic permits, failing drilling evidence to the contrary, all of the permits other than those noted by Lilljequist (permits 114, 139 and 140) and those in the environmentally sensitive Kaitum River area (permits 115, 117 and 142) were stated to retain good potential and to merit continued exploration. WGM agrees with this assessment.

Given what has been said above about the lack of a specific generic IOCG model and the lack of exposure in the Kiruna area, prioritizing the permits is difficult but a few stand out as follows:

Norrbotten 120 – This small permit covers the past-producing Pahtohavare Mine. Outokumpu mined 1.7 Mt @ 1.9% Cu, 1.9 grams Au/t from two zones between 1989 and 1997. Production ceased in large part because the nearby Viscaria custom mill closed at that time. The Rakkurijärvi Discovery Zone, Conglomerate Zone and Pahtohavare copper oxide intersections are very close to this permit, confirming its potential and the value of reviewing the Pahtohavare data and potential.

Norrbotten 104B – This permit lies adjacent to the west of the past-producing Viscaria Mine (production of 12.4 Mt @ 2.3% Cu), is underlain by Kiruna Greenstone and Haparanda intrusives and Viscaria flowers, which flourish on copper mineralization have been noted near the AEM anomalies. This evidence points to potential for VMS mineralization. This should be followed up.

Norrbotten 103 – IOCG-type boulders with copper and gold values have been found by the Company immediately north of the magnetite, (Cu) Vieto Fe prospect. The permit is located 23 kilometres west of Kiruna and underlain by Kiruna Greenstone units. This should be followed up.

Norrbotten 111A – This permit located 40 kilometres southeast of Kiruna and two kilometres west of the 36 Mt Painirova iron ore (magnetite breccia) deposit, is underlain by Kiruna Porphyry Group rocks and cut by the Kiruna Break. Numerous boulders of mafic volcanics emanating from the till around a quartzite quarry contain chalcocite, are malachite stained and run up to 1.42% Cu. They also have elevated Au and Ba values and other boulders on the permit have actinolite, tremolite and albite alteration. This should be followed up.

Norrbotten 110 and 137 – These contiguous permits lie immediately northeast of the past-producing Gruvberget and Leveaniemi Fe mines. Gruvberget was the third largest iron mine in northern Sweden and a small amount of copper was recovered from it also. The permits are underlain by Kiruna Porphyry and Kiruna Greenstone stratigraphy (which predominates on permit 137) along with Haparanda intrusives, and graphite schists are common. The AEM anomalies may have more VMS than IOCG potential but should be followed up nonetheless.

Norrbotten 119, 121, 122, 128, 129 and 146 – These six contiguous permits, three of which are quite small, adjoin permit 142 to the north and are largely underlain by Kiruna Porphyry Group rocks, with lesser amounts of Haparanda intrusives. The group is centered 28 kilometres southwest of the Kiruna Mine. The small Skuokimjokk hematite Fe occurrence occurs in the north-central portion of permit 119 on an 8 kilometer long magnetic trend. The 25 Mt (to a vertical depth of 200 m) Ekstromsberg magnetite-hematite iron deposit occurs on the northern extremity of permit 121 and on permit 122. The Company resampled one drillhole and obtained no copper or gold values. Permit 146 covers three apatite-magnetite Fe zones. Tjaorika is small and was tested by four historic drillholes. Harrejaur is 1 kilometer long, up to 60 metres wide and occurs as a magnetite-hematite breccia. Renhagen is within a 1.5 kilometre x 300 metre magnetic feature and the historic, unclassified mineral resource estimate is 10.8 Mt @ 33.6% Fe. This group of permits is underlain by favourable geology, covers known IOCG-type mineralization and several untested AEM anomalies. the Company proposes relogging and resampling some of the available historic drillholes. These permits are definitely worthy of follow-up.

WGM Overall Interpretation and Conclusions

Based on their review of the Anglo American/Rio Tinto Properties and the South Atlantic Norrbotten Properties and results obtained to date, WGM and Lilljequist concluded that:

  The initial Company drilling on the Discovery Zone has produced very positive results, including 0.83% Cu, 0.05 g Au/t over 42.00 meter in hole RAK04001, 150 metres north of previous drilling. In addition hole RAK04004 intersected 1.09% Cu, 0.22 g Au/t over 20.85 metres on an IP/magnetic anomaly 275 metres northeast of the Discovery Zone.
  The regional geological setting is consistent with the IOCG model, including the giant Olympic Dam deposit.
  The Rakkurijärvi Discovery Zone is a new IOCG discovery which warrants continued drilling to define resources.
  The Conglomerate Zone, in proximity to the Discovery Zone on the Rakkurijärvi permit, warrants additional follow-up exploration.
  The Anglo American/Rio Tinto Pahtohavare oxide target, adjacent to the past-producing mine, appears to have significant potential for the discovery of further copper oxide mineralization.

  There are also many targets on the South Atlantic Norrbotten Properties that warrant further follow-up.
  The combined excellent land position in a highly prospective area warrants significant additional exploration.

The Anglo American/Rio Tinto Properties complement and enhance the Company's property position in the Kiruna area. This is an area that is clearly highly prospective for IOCG deposits. The presence of the Kiruna iron ore mines and the Viscaria and Pahtohavare deposits clearly demonstrates that there have been large mineralizing systems at work in the area and that there is excellent potential for finding more. There is also very good potential to find additional IOCG mineralization at the Conglomerate Zone and for oxide copper mineralization close to the Pahtohavare deposit. There are also other untested targets in other areas on the Anglo American/Rio Tinto Properties.

Lilljequist Interpretation, Conclusions and Recommendations

The Company has embarked on a major exploration program in the search for IOCG deposits and has assembled a large land position in the Kiruna area of Norrbotten, Sweden. Initial permit acquisitions were guided by airborne geophysical results combined with a compilation of available geochemical and ground geophysical data and an examination of historic drill core and the limited outcrop exposures in the region. In addition, the Company has acquired under option, Anglo American/Rio Tinto's substantial land position, which is anchored by the Rakkurijärvi Discovery Zone, a new discovery of IOCG mineralization.

The Company has already carried out drilling on this zone. This and past drilling confirm that it represents and as yet not fully defined IOCG occurrence meriting continued exploration.

At Rakkurijärvi the copper minerals occur mostly as chalcopyrite, but other copper minerals as sulphides, oxides, carbonate and native copper (in secondary position) may be present. In the absence of chalcopyrite it is not possible to estimate the Cu content visually. The content in mineralized zones will first be appreciated after the delivery of the analytical result. However, most of the copper and gold is associated with magnetite in massive sheets, as veins or in dissemination.

The configuration and extent of the Cu-Au mineralization is still not sufficiently known and the outline of the mineralized zones will be improved by systematic drilling, based on ground magnetic and IP surveys and geological interpretations. The impression from the geophysical surveys and the line profiles L2800 and L2900 is that the sulphides and magnetite occur in near vertical structures.

The drilled Fe-Cu-Au mineralization does not occur in a coherent massive body, but is rather irregular. It is likely that the mineralization, by analogy with the IOCG deposits in Chile and southern Peru, occurs in veins, formed both as replacement and associated open-space filling. Typically these veins occur as swarms, 2-30 metres wide and 1-5 kilometres long. In addition, isolated pipes and breccia formations (hydrothermal and tectonic) occur locally in Chile.

The gold content in the new Rakkurijärvi drillholes is <0.6 ppm, and thus lower than expected (with exception to Dh RAK04019 with 5 values between 0.64 and 1.01 g/t Au and Dh RAK04023 with 1.20 meter grading 2.14 g/t Au).

The continued exploration must be focused on richer Cu-Au mineralizations and more coherent, large tonnage deposits over mineable width and length.

The IP geophysical map gives a very coherent and obvious anomaly, roughly coinciding with the magnetic high anomaly.

From its preliminary review of the Anglo American/Rio Tinto option property and the Company's property and results to date, it can be concluded that:

  The regional geological setting is consistent with the IOCG model including the giant Olympic Dam deposit, and the Rakkurijärvi Discovery Zone is a new IOCG discovery which warrants continued drilling to define resources.
  The drilling on the Discovery Zone has produced positive results. The best result has been 1.07% Cu and 0.27 g/t Au over 48.45 metres in hole RAK04023 (including 12.80 metres with 2.11% Cu and 0.52 g/t Au). The mineralized zones are, however, not sufficiently coherent to form a base for a sizable mineral resource estimation at this stage.
  The extensive and intensive hydrothermal alteration indicates large element redistribution that might result in large accumulation of sulphide minerals.
  The Anglo American/Rio Tinto Pahtohavare oxide target, adjacent to the past-producing Pahtohavare mine, appears to have significant potential for the discovery of further copper oxide mineralization.
  At Ailatis eight IP anomalies were tested and the best intersections were 26 metres with 0.27% Cu (Dh AIL04023), 37.1 metres with 0.15% Cu (Dh AIL04009) and 26.3 metres with 0.18% Cu (Dh AIL04005). The continuation of the IP anomalies tested by AIL04023 and AIL04005 towards the east is interesting as an exploration target.
  The excellent land position in a highly prospective area warrants significant additional exploration.

In November 2003, the Company prepared a ±one year work program and budget totaling approximately US$5.3 million. Up until December 31, 2004 US$1.7 million of this amount has been spent on the Rakkurijärvi and Ailatis target areas. Lilljequist endorses the Company's strategy of concentrating expenditures in the Rakkurijärvi Discovery area and Pahtohavare area, while at the same time carrying out ground geophysical surveys on its other holdings in an effort to outline and diamond drill anomalies which might represent (as did Rakkurijärvi) a new IOCG mineralized zone.

Zinkgruvan Mine

The Company and Rio Tinto signed the Zinkgruvan Share Sale Agreement, dated April 27, 2004, in respect of the purchase of the Zinkgruvan Mine by the Company. The transaction was completed on June 2, 2004 when the Company acquired 100% of the issued shares of North Mining Svenska AB, which company owns 100% of the issued shares of Zinkgruvan Mining AB, the owner of the Zinkgruvan Mine.

Zinkgruvan is one of the largest underground mines in Europe, producing zinc, lead and silver. The operation consists of an 800,000 tonnes per annum underground mine and processing facility with associated infrastructure. Production for the year ended December 31, 2004 totaled approximately 136 million pounds of zinc, 69 million pounds of lead and 2.0 million ounces of silver. Based on the Company's current life of mine plan, which is based upon published mineral reserves and resources as at December 31, 2003, the last year with production will be 2020. However, an unexploited copper zone hosting an indicated resource of approximately 2.7 million tonnes grading 3.0% Cu has been discovered adjacent to the existing underground infrastructure. The Company proposes to fast-track studies in order to explore the incorporation of this copper zone into the Zinkgruvan Mine plan in the near term.

Zinkgruvan Technical Reports

The Zinkgruvan Mines is the subject of two technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The first report, entitled "A Technical Review of the Zinkgruvan Mine in South-Central Sweden for South Atlantic Ventures" (the "Zinkgruvan Report") and dated March 31, 2004 was prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, on behalf of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers ("WGM") at the request of the Company. John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist are each a "Qualified Person" and independent of the Company within the meaning of NI 43-101.

The second report, entitled "Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden" (the "Zinkgruvan Update") and dated December 31, 2004 was prepared by Lars Malmström, Chief Geologist of Zinkgruvan Mining AB and Per Hedström, Senior Geologist of Zinkgruvan Mining AB, each of whom are "Qualified Persons" within the meaning of NI 43-101.

The following description of the Zinkgruvan Mine has been summarized from the Zinkgruvan Report. Where indicated, including in respect of information relating to Mineral Resources and Ore Reserves as at December 31, 2004, disclosure is also summarized from the Zinkgruvan Update. Readers should consult both the Zinkgruvan Report and the Zinkgruvan Update to obtain further particulars regarding the Zinkgruvan Mine. The Zinkgruvan Report and the Zinkgruvan Update are both available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

Location

The Zinkgruvan Mine is located in south-central Sweden in Narke County at approximately 58°49'N latitude, 15°12'E longitude. It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg. While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres NW of the Zinkgruvan Mine.

Property Description

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one.

The Zinkgruvan Update discloses that Zinkgruvan holds two exploitation concessions covering the deposit and its immediate area. The Zinkgruvan Concession, which originally consisted of a large number of small mining rights, was consolidated in 2002 into one concession covering an area of 254 hectares. The Klara Concession was granted in 2003 and covers 355 hectares, mainly over new areas in the western part of the deposit. The Zinkgruvan Concession and the Klara Concession are valid until 2025 and 2027 respectively.

Accessibility, Climate, Local Resources and Infrastructure and Physiography

The community of Askersund has a population of about 14,000. The village of Zinkgruvan has about 450 inhabitants. Zinkgruvan is the largest private employer in the municipality with about 280 employees. The town of Askersund has a modest tourist industry in the summer and is a full service community. There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 kilometres to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 kilometres to Askersund, and then by a secondary paved road for a further 15 kilometres through Ammeberg to Zinkgruvan. Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations. The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road. The port of Göteborg on Sweden's west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a milder climate than other areas equally far north. Stockholm has an average temperature of

18°C in July. The winter temperatures average slightly below freezing and snowfall is moderate. Temperature records for Zinkgruvan show that the mean annual temperature is 5.5°C. Mean monthly temperatures are below freezing from December through March. The coldest month is February, with an average maximum temperature of -4.1°C and an average minimum of -11.1°C. The warmest month is August with an average maximum temperature of 18.2°C and an average minimum of 12.2°C. Annual precipitation is about 750 millimetres. It ranges from a low of 11 millimetres in March to a high of 144 mm in August.

Zinkgruvan is located in very gently rolling terrain at about 175 metres above mean sea level ("masl") and relief in the area is 30 metres to 50 metres. It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec. Outcrop is scarce.

History

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Vieille Montagne merged into Union Miniere in 1990.

In the years immediately following the opening of the Zinkgruvan Mine, production was carried out on a modest scale. Hand sorting and heavy media separation were sometimes employed to upgrade mined material. Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually ("tpa"). In the mid-1970s, a new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned. These new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tpa, which was achieved in 1982. Since then the production rate has been further increased to its present ±800,000 tpa. Nominal milling capacity is 900,000 tpa but the operation has never achieved this level.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% Zn, 2.4% Pb have been produced. Silver grade has been recorded only since 1980. Production figures for the six years from 1998 through 2003 are shown in the table below:

ZINKGRUVAN MINE PRODUCTION – 1998 TO 2003(1)

Year	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
1998	691,000	10.8	3.8	85
1999	736,000	9.5	3.6	78
2000	733,000	10.8	4.0	102
2001	810,000	8.4	3.6	84
2002	707,000	7.2	3.8	90
2003	757,000	9.2	4.8	103
Averages	739,000	9.3	3.9	90

Note:

(1)   For 2004 the Company reported Zinkgruvan Mine Production of 732,812 tonnes including zinc (9.1%), lead (4.9%) and silver (99 g/t).

In late 1995, North Limited of Australia purchased the mine from Union Miniere, and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area. This program was, however, cut short before any significant diamond drilling was carried out and all North's non-core mineral rights other than Marketorp subsequently lapsed. No off-site exploration has been conducted since 1999, and in August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992. The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain. The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep. Limestones, calcsilicates and mineralized deposits are commonly found within the metavolcanics. The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin. The copper zone dips steeply NW, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed. It is cut off latterly to the NE by the Knalla fault and has been cut off by drilling to the southwest and above 650 metres vertical. It may continue at depth.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some workers prefer a sedimentary-exhalitive ("SEDEX") model. However, there is evidence, particularly the presence of a what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic ("VMS") model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Zinc/Lead Orebodies

Sphalerite and galena are the dominant sulphide minerals, generally massive, well banded and stratiform, generally 5 metres to 25 metres thick. At Nygruvan there are two parallel horizons (mainly in the eastern portion of the orebody), separated by 3 metres to 8 metres of gneissic metatuffite (quartz, microcline, biotite, and minor muscovite, chlorite and epidote). Chalcopyrite is present in small amounts (<0.2% Cu). Pyrrhotite, pyrite and arsenopyrite are present although the amount of pyrrhotite and pyrite is less than 1% each.

Metamorphism and deformation have mobilized galena into veins and fissures subparallel to original bedding in places. Native silver was even more mobile and is often found in small fissures. Remobilization is most commonly observed in the Pb-rich western part of Nygruvan and in the Burkland area. In both the Nygruvan and Knalla areas there is an increase in Zn+Pb grades towards the stratigraphic hanging wall of the massive sulphide horizon. Contacts of mineralization with hosting stratigraphy are generally very sharp, more so on the stratigraphic footwall than hanging wall.

In the Knalla portion of the mine, structure is more complex and structural thickening is common. There are often two to four parallel ore horizons separated by narrow widths of metatuffite. The Knalla area consists of five individual Zn, Pb bodies for which Ore Reserves and/or Mineral Resources have been estimated and exploration is ongoing to further define them and to find additional ones along what is a continuous although highly contorted horizon.

The bodies are, from NE to SW, Burkland, Savsjon, Mellanby, Cecilia and Borta Bakom. In addition the Lindangen zone occurs close to surface above Mellanby on the longitudinal section and was exploited earlier in the mine's life. It hosts a small resource, which is unlikely to be exploited because of its proximity to surface.

The only significant difference in mineralogy from Nygruvan to Knalla is that Co and Ni content are higher in the Burkland - Sävsjön deposit and are of sufficient quantity that they impact metallurgy and concentrate quality. The Co content of zinc concentrate sometimes exceeds the penalty limit of 150 ppm.

Copper Mineralization

During 1996-1997 resource definition drilling at Burkland led to the recognition of significant hanging wall copper mineralization and a copper-specific drilling program was undertaken. A 2.7 Mt Indicated Resource grading 3.0% Cu, 0.5% Zn, 52 g Ag/t has since been defined and a preliminary study was undertaken into the feasibility of developing the zone in parallel with the Zn, Pb resources. More study is required and no definite timetable is in place. The host rock is a dolomitic marble with variable amounts of porphyroblastic Mg-silicates. The clean marble contains up to 10% silicate minerals and higher amounts of copper than the silicate rich type with up to 50% silicates. Chalcopyrite is the main copper mineral and occurs as fine-grained disseminations infilling between dolomite grains or massive lumps and irregular veins up to several centimetres thick.

The host mineral for silver in the deposit is not known but native silver is in rare cases encountered as thin vein fillings in core. Zinc is present exclusively in sphalerite.

Exploration

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Since then exploration of the deposit has progressed continuously.

With the expansion of the mine capacity in the mid-1970's, exploration increased and became more aggressive in the beginning of the 1980's. Initially, focus was on the continuation of the Nygruvan mine at depth. Currently, the Company is focussing on the western half of the mining area, the Knalla Mine at depth.

Most of the exploring drilling takes place underground often from dedicated exploration drifts. Since the 1980's approximately 2,200 drill holes have been performed. The total length of drill core amounts to approx. 363 000m.

Drilling

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control. In the last 10 years 5,700 metres to 34,000 metres of drilling have been completed on the Zinkgruvan Mine site annually, and, until recently, 20% of that was of a reconnaissance nature.

Holes over 100 metres in length are surveyed using a Maxibor instrument with readings taken every 3 metres. Core size is generally 28-36 millimetres for underground holes and 28-39 millimetres for surface holes. Recovery is near 100%.

Sampling Preparation, Assaying and Security

Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 metres. Core splitting is handled in a dedicated and enclosed corner of the core logging area. A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number. A diamond saw is used occasionally. The sample bags are transported to the on-site laboratory, located in the concentrator where they are prepared for eventual shipment to Acme Analytical Laboratories Ltd. in Vancouver, British Columbia for analysis. The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities. All sample batches are packaged securely and sample numbering is checked at each stage of the process.

A 10 gram portion of the pulverized sample is shipped to Acme Analytical Laboratories Ltd. ("Acme"). One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment. Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

The method uses a 1g pulp sample diluted in 100 ml Aqua Regia, which is then run by ICP-ES. It covers 23 elements, those of critical importance being Zn, Pb, Ag, Cu, Co, Ni and in addition Al, As, Bi, Ca, Cd, Cr, Fe, Hg, K, Mg, Mn, Mo, Na, P, Sb, Sr and W.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Adjacent Properties

There are no known significant exploration properties adjacent to or near the Zinkgruvan Mine. Zinkgruvan is situated in the far southern portion of the Bergslagen belt, which to the north hosts numerous iron ore and base metal deposits many of which have seen production. At the present time the only significant production from the belt besides Zinkgruvan is from the Garpenberg Zn, Ag operation of Boliden, located 175 kilometres to the north.

Mineral Resource and Mineral Reserve Estimates

The Zinkgruvan Mineral Reserve and Mineral Resource estimates, as prepared by Zinkgruvan staff and reviewed and reclassified by WGM as at March 31, 2004 were disclosed in the Zinkgruvan Report together with a description of the methodology used. Ore Reserve and Mineral Resource estimates as at December 31, 2004 as disclosed in the Zinkgruvan Update, are shown in Tables 1, 2 and 3 below.

The Zinkgruvan Update also discloses that most of the economic Zn-Pb-Ag mineralization consists of massive beds of sphalerite and galena intercalated with barren bed of quarzitic metatuffite and calcsilicate rock. Beds of disseminated sphalerite and galena occur locally towards the hanging wall. In the Knalla mine, galena is locally remobilized into veins.

For the purposes of the Zinkgruvan Update, the estimation of Mineral Resource and Ore Reserves of Zinkgruvan was based on a database of diamond drillholes. Approximately 2,000 drillholes were used in defining the present Resources and Reserves. The main part of the Zn-Pb-Ag Reserves were estimated by using Block Modelling and an Ordinary Kriging Method. In areas with randomly and often sparsely distributed drillhole estimations, mainly of Resources, estimates have been done by employing the Polygon Method. A cut-off of 250 SEK/t NSR has been used for the Zn-Pb-Ag mineralizations. The Cu-mineralizations is defined by a cut-off of Cu 2%.

TABLE 1
ZINKGRUVAN ZINC/LEAD ORE RESERVES AS AT DECEMBER 31, 2004

Area	Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
Nygruvan	Proved	1,702,000	12.6	3.4	64
Knalla	Proved	5,481,000	9.2	5.8	122
Total	Proved	7,183,000	10.0	5.3	109

Nygruvan	Probable	923,000	11.4	2.6	62
Knalla	Probable	704,000	6.5	2.9	75
Total	Probable	1,627,000	9.3	2.8	68

Total	All Categories	8,810,000	9.9	4.8	101

TABLE 2
ZINKGRUVAN ZINC/LEAD MINERAL RESOURCES
AS AT DECEMBER 31, 2004

Area	Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
Nygruvan	Measured	551,000	6.7	0.9	25
Knalla	Measured	518,000	9.0	2.2	43
Total	Measured	1,069,000	7.8	1.5	34

Nygruvan	Indicated	410,000	12.5	1.7	57
Knalla	Indicated	634,000	7.5	4.5	98
Total	Indicated	1,044,000	9.5	3.4	82

Total	Measured and
	Indicated	2,113,000	8.6	2.5	58

Nygruvan	Inferred	275,000	12.9	6.5	97
Knalla	Inferred	7,889,000	9.8	4.1	101
Total	Inferred	8,164,000	9.9	4.2	101

TABLE 3
ZINKGRUVAN COPPER MINERAL RESOURCE
AS AT DECEMBER 31, 2004

Area	Category	Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
Knalla	Indicated	2,707,000	3.1	0.5	0.0	48
Knalla	Inferred	850,000	3.3	0.2	0.0	41

An economic cut-off of 250 SEK is used in when converting Mineral Resources to Ore Reserves. For the Burkland deposit, zero-value wall rock (12%) and backfill (3%) dilution and mining recovery (95%) and mining losses (3%) factors are applied to Mineral Resource estimates in arriving at the cut-off figure. For the Nygruvan deposit, the corresponding figures are wall rock dilution 20-25%, mining recovery 95% and mining loss 5%. There is no backfill factor required.

The Mineral Resource and Ore Reserves are reported using the JORC Code. It is the Zinkgruvan Mining AB's opinion that the Measured, Indicated, and Inferred Mineral Resources as presented in this report and categorized under the JORC Code are individually the equivalent of the corresponding Mineral Resources as presented in the CIM Standards on the Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council, 2000. Similarly the Proved and Probable Ore Reserves are individually the equivalent of the Proven and Probable Mineral Reserves categories as presented in the CIM Standards.

The Zinkgruvan Update discloses that the Zinkgruvan deposit has been extensively drilled mainly from exploration and development drifts underground. The tonnage of mineral resources presented in the Zinkgruvan Update are defined by approximately 2,000 drillholes.

The Zinkgruvan Update also discloses that during the long history of Zinkgruvan the method used in estimating resources and reserves has changed. This is partly due to the general technical development as well as to the use of different mining methods. At present mainly two methods are used; Block Model with Kriging and estimation by the Polygon Method. In Nygruvan a smaller tonnage is estimated by the Section Method.

The bulk of the Reserves and Resources are hosted by the Burkland deposit, with a smaller portion remaining in the Nygruvan deposit, which has been mined since the 1850s. Smaller tonnages are hosted by the Savsjon, Mellanby, Cecilia, Borta Bakom and Lindangen, all of which lie southwest of Burkland. Other than Lindangen, a portion of which lies within the crown pillar, none are fully defined. In addition, there is an estimate reported for the copper zone, sitting on the hanging wall of the Burkland deposit.

Burkland Deposit

The Zinkgruvan Update discloses that the Zinkgruvan block model was developed with reference to a local coordinate system that is rotated (in the x-y plane) with respect to real world coordinates. The location of each block in the model was stored as (i, j, k) indices that refer to row, column and level positions. The block model was sub-blocked, meaning that each block in the model that spatially intersected the boundary of the wire frames was subdivided into sub-blocks. There were two levels of sub-blocking identified in the database. A master block can be sub-divided into a 2 x 2 x 2 array of sub-blocks (8 sub-blocks total) as level one. Level two can sub-divide a sub-block into an additional 2 x 2 x 2 array, resulting in sub-blocks that are 1/64th the volume of the master or parent block. A parent block has dimensions 10 metres x 5 metres x 10 metres. The Zinkgruvan block model was imported to GEMS as first step in confirming interpolated quality values.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved. A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations. Significant reductions to the operating costs for the nominal 800,000 tpa operation have been achieved as a result of the changes. The underground operation is currently integrating new technology into ground control and the mining methods and this has taken longer than originally planned. The concentrator currently operates at approximately 80 % of the installed capacity due to underground production limitations.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall. The mining methods and sequences were changed and a new paste backfill system was installed in 2001. The mine production reached 810,000 tonnes in 2001 which was the highest level of production in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence. The underground operation is currently working to catch-up in the backfilling of older mined out areas. To a minor extent, the mine also currently has a restricted hoisting capacity, however, this does not impact on mine production. Removal of these production restrictions is being addressed and full production capacity was restored in the second half of 2004. The highly mechanized mining operation and the modern automated concentrator will allow Zinkgruvan to maintain an operating cost structure in the lower quartile of zinc producers.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies. Shafts P1 and P2 are 735 metres and 900 metres deep respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel. There is an internal ramp system below 250 metres but no ramp from surface. The Knalla shaft is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes. On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.

In the Nygruvan ore body, sublevel benching is employed followed by paste backfilling. Stoping is carried out with 15 meter sublevels and stope lengths of 30 metres.

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation. Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft has been completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit). Because of recent problems with the Kiruna trucks, diesel highway haulers are presently being used to augment them. A long term haulage policy has been under study at Zinkgruvan and needs to be addressed by the Company.

The Zinkgruvan Mine has all unit operations mechanized and has a modern fleet of equipment. Due to economic constraint caused by low metal prices in recent years some capital equipment replacements have been deferred. A higher than normal sustaining capital input is now required to update the fleet and catch-up on its general overall condition.

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tpa capacity versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tpa. The shaft is considered capable of meeting the ore and waste requirements for an ore production averaging 833,000 tpa anticipated in the current five year mine plan.

The ground conditions in the underground workings at Zinkgruvan have an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle. Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies.

The underground operation at Zinkgruvan has had capacity restrictions since 2001. Although the increasing hanging wall instability was recognized in the mid 1990s, the program to address the issue has not fully realized the result of investments made and changes implemented. Problems with the initial operation of the paste fill plant and operation of the distribution system have delayed the catch-up in backfilling necessary to restore routine underground operations. To a lesser extent, access to capital to sustain and improve the operation has been limited in recent years due to weak metal prices, however, the production of paste fill has been increasing since the latter part of 2003. WGM believes that the current production limitations will be eliminated and the operation will progress to the planned 900,000 tpa capacity.

Concentrator Operations

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft. The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility. In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements. The mill has a nominal capacity of 800,000 tpa. In 2003 it operated about 80% of the time indicating a potential capacity of 900,000 tpa at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type. In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The current Zinkgruvan flowsheet employs crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates. The current flowsheet achieves recoveries of 86% and 92% respectively for the lead and zinc to concentrates. Approximately 70% of the contained silver is recovered to the lead concentrate. Silica and cobalt have periodically triggered penalties with Zinkgruvan zinc smelting contracts. With the increasing proportion of Burkland ore there has been a decreasing trend in the zinc recoveries and an increasing trend in the lead recoveries.

There is limited surge capacity between the concentrator and the single processing line of the backfill plant so the availability is subject to the combined availability of the two circuits. When the concentrator is down due to no underground ore, the mill cannot deliver backfill. Provision has been made in the backfill plant for expansion, which is currently limited to one line with no standby.

The concentrator final tailings are currently pumped approximately 4 kilometres south of the plant site to a tailings management area. An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres has been made and the approval has been granted subject to payment of a security reclamation deposit.

Mine Workforce

The workforce at the Zinkgruvan Mine at the end of 2003 totaled 287 employees (approximately 280 in 2004). An increasing portion of the operation and maintenance of the mine and mill is being completed by contractors, especially in the equipment maintenance area. The workforce at Zinkgruvan has four separate unions representing office workers, supervisors, blue collar and civil workers. Although most employees belong to a union, the mine is not a closed shop and employees do not have to join as a condition of employment.

Labour agreements in Sweden typically make it difficult to maintain continuous operations without carrying additional manpower for replacements during vacation and holiday periods. Reduced working time is typically a main negotiation item and point of concession during contract negotiations. This has made it necessary for Zinkgruvan to maintain operations in the June, July and August period with a high component of contract labour to deal with the five week vacation due their own employees.

The payroll burden at Zinkgruvan to cover State insurance, accident and illness benefits, medical, and pension is about 50%. The State looks after employee severance requirements when employment is terminated for good reason or with proper notice. Due to the high average age and low turnover of the workforce, the average rate being paid for the various job classifications is at the high end of the scales due to a wage progression system.

Zinkgruvan has had some difficulty in recruiting and maintaining senior staff due primarily to the limited number of qualified people with underground experience available in Sweden.

Capital Costs

Capital requirements to improve and sustain the Zinkgruvan Mine have been identified and scheduled in the current life of mine plan. In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance. In the initial years of the plan capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations in 2004. It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation payment currently under review with the regulatory authority. An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the WGM economic analysis.

For the purposes of WGM's economic analysis, it has been assumed that the final cost of reclamation will be USD$13.7 million. It has also been assumed that ongoing reclamation will require the expenditure of USD$4.7 million over the remaining mine life with USD$9.0 million required at the end of the mine life. An allowance has also been made to carry the bonding cost for the final reclamation. The estimate is approximately 75% of the current estimate which is believed to overstate the requirement.

In December 2004 an updated reclamation plan was presented to the authorities suggesting that the reclamation project will be less costly than initially estimated. Because the revised plan is still under consideration, and was still under consideration as at December 31, 2004, the provision for closure costs as at December 31, 2004 was kept at the December 31, 2003 level.

In years 2003 – 2005 an additional capital allowance has been made to replace some of the underground drilling and haulage equipment. In years 2004 and 2005 a capital allowance has been made to improve the mill crushing and grinding circuit and add standby equipment in the paste fill plant. Also, provision is made to allow re-pulping of dry tailings to increase the paste plant production and accelerate underground backfilling.

Operating Costs

The operating costs at Zinkgruvan over the past 20 years have been on a general downward trend reflecting the investments in capital improvements to the mine and mill as well as reductions in the workforce. Since 1990 the operating costs have remained relatively constant with a slight increase since operation of the paste fill plant started in 2001. The paste fill plant and distribution system have both had higher than planned start-up costs as well as higher than normal costs required to allow the underground operation to catch up on filling mined out areas.

Other Relevant Data and Information

Marketing and Commercial Matters

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe. Concentrate is sold through Lundin Mining AB. All logistical as well as some administrative functions are performed by Zinkgruvan Mine site-based personnel.

Zinc concentrate is sold to four major smelters in Europe on long term contracts. Terms for three of the customers have Treatment Charges ("TCs") fixed on a yearly basis and for two of those customers terms and TCs are based on a 50% brick system, meaning that the TCs for 50% of the tonnage are the TCs agreed for the previous year and for the remaining 50% is that negotiated for the present year. For the third customer, the TCs are fixed for 100% of the quantity each year in advance. For the fourth and major customer (±50%), an agreement is in place with TCs for 100 % of the quantity fixed for 2004, 67% for 2005 and 33% in 2006. The agreed fixed TCs are considered high given today's market and unfavourable for Zinkgruvan.

The lead concentrate is sold to two smelters, each as to 50%. Ore of the TCs is based on a 50% brick system, that is the TCs for 50% of the tonnage are those agreed for the previous year and TCs for the remaining 50% are negotiated for the present year. The second TC is determined annually. The TCs for 2005 have been fixed. All other terms are standard market ones. The silver in the lead concentrate is paid with a deduction of 5% or 50 g/dry tonne as a minimum.

Europe is today and will continue to be long-term, a net buyer of zinc concentrate. This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures. Nonetheless there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

In December 2004 the Company agreed to sell all of its silver production from the Zinkgruvan Mine in Sweden to Wheaton in consideration for an upfront cash payment of US$50 million, 30 million Wheaton shares, and 30 million whole share purchase warrants, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. The Wheaton shares were subsequently consolidated on a one for five basis and the Company now holds six million Wheaton shares. Following the consolidation, five warrants together with the payment of Cdn$4.00 entitles the holder to purchase one Wheaton share until August 5, 2009.

The Company has agreed to deliver a minimum of 40 million ounces of silver to Wheaton over a 25 year period. The Zinkgruvan zinc, lead and silver mine is expected to produce approximately 2 million ounces of silver per year in addition to 130 million pounds (59,000 metric tonnes) of zinc and 70 million pounds (32,000 metric tonnes) of lead annually at low cash costs. If at the end of the 25 year period, Lundin Mining has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

Copper Project

A copper resource has been delineated on the hanging wall of the Burkland deposit. An Indicated Mineral Resource of 2.7 Mt at 3.0% Cu using a cutoff grade of 2% Cu is reported by Zinkgruvan. For the most part this mineralization could be accessed by extending development for the Burkland mining operation through backfill on completion of mining the panel stopes. In 2000 Zinkgruvan completed a preliminary internal study of mining the copper deposit over a ten year period at the rate of 300,000 tpa in conjunction with mining and processing the lead and zinc. The study indicated the project would have a capital cost of USD$15.8 million and would have a favourable operating margin of USD$12.35/ t of ore (these estimates are based on the 2000 study when the exchange rate was 9.23SEK to USD$1).

Environmental approval of the copper project for a production rate up to 500,000 tpa has been included in the current application to raise the tailings dam. Preliminary consideration of including the copper circuit within the existing concentrator indicates that it may be possible, however, the full logistics on the separate hoisting and handling of the ores have not been defined. Neither has the opportunity for underground waste storage been fully evaluated if the deposits were mined at the same time. Although Zinkgruvan recognizes that the copper project is viable, it is also recognized that the unit value of the copper production is less than the zinc/lead production and therefore must be considered only as an add on operation and not interfere with the zinc/lead capacity. In addition, a recent decline in the price of copper is raising questions in respect of the viability of this project. A new study has been undertaken to review costs associated with investment and production, mining sequences, taking into account the substantially higher value of the zinc/lead ore, and planning for the underground operation generally. The report is expected to be available in the first half of 2005.

Environmental, Health and Safety Matters

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site. The County Environmental Board in Zinkgruvan recently applied to the Environmental Court to levy a fine against Zinkgruvan Mining AB for not complying with certain environmental regulations. Specifically, the proposed fine relates to dusting incidents from the tailings pond at Zinkgruvan. The dusting incidents are currently being investigated by a local prosecutor. Apart from this incident the Company has, to its knowledge, met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.

In December 2001, Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 metres to 200 masl and at the same time to increase production from 900,000 tpa to 1,500,000 tpa, with the additional tonnage to come from the copper zone. Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation. This amounted to SEK 150,000,000. Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time. It also stated that final closure costs would likely be less than the amount requested. In December 2003 the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that final closure costs would be less. The requirement for a SEK 65,000,000 security is a temporary provision, based on the estimated cost to remediate the present tailings dam. The provisional requirement for a security deposit of SEK 65,000,000 will be replaced by a final permit condition regulating this issue, expected during 2005. The final amount and form of this security deposit will depend to a large extent on the total estimated remediation cost in a revised closure plan which is to be prepared by Zinkgruvan. The final size of the security deposit could become higher than SEK 65,000,000, since the final security deposit will cover the extended tailings dam and certain other operations of Zinkgruvan which are not covered by the provisional security deposit. The final security deposit may also be lower than SEK 65,000,000, if the revised closure plan shows that a lower security is sufficient. Zinkgruvan has filed a new closure plan and is hopeful that, because the projected cost is less than SEK 65,000,000, the authorities will lower the required deposit.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft. Discussions have begun to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area.

Other Projects

The Norrliden Copper/Gold Project

NAN also owns a 90% interest in the Norrliden copper/zinc/silver deposit located in the Skellefte mining district, approximately 45 kilometres from the Storliden Mine. NAN completed preliminary assessment studies on this deposit in March, 2000 which indicated potential for an underground mine with an inferred resource (A.C.A. Howe, January 2000) of 775,000 tonnes of ore, producing a total of 35,000 tonnes of zinc, 4,500 tonnes of copper, 3,000 tonnes of lead, 15,000 ounces of gold and 1.5 million ounces of silver over a mine life of 2.5 years.

As part of the Joint Venture Agreement, Boliden's technical department is studying the economic viability of putting this deposit into production. Although an environmental impact assessment is underway and an application for a mining license has been submitted, there is no present intention to develop a mine. If the project were developed, NAN and Boliden have agreed to negotiate new terms for development under the Storliden Joint Venture Agreement following the receipt of all necessary regulatory approvals and approval by the Storliden joint venture committee.

The NP Project

The Company also holds an interest in certain exploration permits previously held under its NP Project in northern Finland through its indirect wholly-owned subsidiary, South Atlantic (Finland) Ltd. South Atlantic (Finland) Ltd. initially acquired a 100% interest in the NP Project from NAN, subject to a 1% net smelter royalty in favour of NAN. This interest in the project was subsequently transferred to the Arctic Platinum Partnership, which was acquired by Gold Fields in 2003, with South Atlantic (Finland) Ltd. retaining a 20% back-in right with respect to any mineral discovery or, at its election, a 2% net smelter return royalty on production. The NP Project was being explored for platinum group metals. Gold Fields is currently conducting field evaluation of claims by geophysical prospecting and drilling.

Nickel Project

Geophysical surveying is continuing in the Lappvattnet and Brännorna prospects in the form of time-domain electromagnetic surveying designed to locate and identify extensions of the conductive nickel-copper sulphide mineralisation at depth in the area. The survey results will be used to define the depth, shape and character of possible new ore bodies for testing by drilling. The Lappvattnet deposit currently has an Indicated Resource of 1.1 million tonnes grading 1.0% nickel.

A drill program will be designed when the ground surveying has been completed and interpreted.

The Vargbäcken Gold Project

The Vargbäcken gold project is located 30 kilometres west of the town of Malå. Independent estimation of an inferred mineral resource at the Vargbäcken gold project has yielded approximately 590,000 tonnes grading 3.7 grams per tonne gold at a cut-off grade of 1.0 grams per tonne. Using a higher cut-off of 3.0 grams per tonne gold, the estimate is 223,000 tonnes averaging 7.26 grams per tonne gold, resulting in 52,000 ounces of contained gold.

On October 13, 2003, the Company was informed by the office of the Mine Inspector that the mine application for the Vargbäcken Gold deposit had been granted. On July 2, 2004 an agreement was signed with Sierra Peru (now known as Mawson Resources Limited ("Mawson")) regarding the exploration and development of the Vargbäcken Gold Project. Under the agreement, Mawson can earn a 51% interest by matching expenditures made previously by NAN of SEK 4 million over a period of three years. A further 29% can be earned on each property by expending an additional SEK 8 million within five years. NAN's management is currently considering various options for carrying this project forward.

Item 5         SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1         Dividends

There are no restrictions which prevent the Company from paying dividends. The Company has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time.

5.2         Management's Discussion and Analysis

Reference is made to Management's Discussion and Analysis of Financial Conditions and Operating Results relating to the audited consolidated financial statements for the Company for the year ended December 31, 2004 which has been previously SEDAR-filed and is incorporated by reference in this AIF.

5.3         Foreign GAAP

The Company does not prepare its primary consolidated financial information on the basis of foreign GAAP.

Item 6         RISK FACTORS

6.1         Risk Factors

The Company's operations are subject to various risks and uncertainties, including, but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the "Company" include the Company and its subsidiaries, including Zinkgruvan and NAN.

Market Prices and Exchange Rate Fluctuations

The profitability of the Zinkgruvan Mine, the Storliden Mine and other mining projects is dependent upon the market price of zinc, copper, lead, gold, silver and other concentrates produced and changes in currency exchange rates, in particular relating to the Swedish Krona and the U.S. dollar. With the acquisition of Galmay, changes in U.S. dollar/Euro exchange rates will also be a factor. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. As well, the mining projects of the Company and its competitors may increase production due to new mining developments and improved mining and production methods. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Operating Hazards and Risks

The development and operation of a mine or mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, among other things, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other accidents. Such occurrences may result in work stoppages, delays in production, increased production costs, damage to or destruction of mines and other producing facilities, injury or loss of life, damage to property, environmental damage and possible legal liability for such damages. As well, although the Company maintains liability coverage in an amount which it considers adequate for its operations, such occurrences, against which the Company may not be able, or may elect not to insure, may result in a material adverse change in the Company's financial position. The nature of these risks is such that liabilities may exceed policy limits, in which event the Company would incur substantial uninsured losses.

Mining and Processing

The Company's business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company's processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the life of every mine in which the Company has an interest.

As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

Mine Development Risks

The Company's ability to maintain, or increase, its annual production of zinc, gold, copper and base metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drillholes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. The Company's development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company's feasibility studies are completed with the Company's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Governmental and Environmental Regulation

The Company's mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign government agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company's business, operations and prospects.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company's results of operations and financial condition.

Environmental and Other Regulatory Requirements

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company's operations. As well, environmental hazards may exist on a property in which the Company holds an interest which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. Operations at the Storliden Mine and at the Zinkgruvan Mine are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Company may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company's mining licences.

Government approvals and permits are required to be maintained in connection with the Company's mining and exploration activities. Although the Company currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company's operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Joint Venture Interest in Storliden Mine

The Company's joint venture partner in the Storliden Mine is Boliden, which is the operating contractor for the Storliden Mine. There may be risks associated with Boliden, or with the financial condition of Boliden, of which the Company is not aware.

Mineral Resource and Reserve Estimates

The Company's reported mineral resources and ore reserves and the reported mineral resources and ore reserves at the Zinkgruvan Mine are only estimates. No assurance can be given that the estimated mineral resources and ore reserves will be recovered or that they will be recovered at the rates estimated. Mineral resource and ore reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral resource and ore reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral resources and ore reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short-term operating factors relating to the mineral resources and ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company's portfolio of development projects, exploration projects and other assets. The recoverability of the Company's carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, gold, silver, zinc and base metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration and Development

The Norrbotten Copper/Gold Project and the NP Project are in the exploration stages only and are without known bodies of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and development programs. Mineral exploration and development are highly speculative businesses, involving a high degree of risk. Few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial quantities of ore. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, many of which are beyond the Company's control, such as the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Mining Risks and Insurance

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, contaminations, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

Requirement for Further Capital

Existing plans for the development of the Zinkgruvan Mine, further activity at the Storliden Mine and the exploration of the Norrbotten Copper/Gold Project can be financed through cash that is currently available, as supplemented by positive cash flow from the Zinkgruvan and Storliden operations. However, the Company's ability to proceed with other planned exploration and development activities, or to develop any other property in which the Company acquires an interest, may depend upon the Company's ability to obtain financing through joint ventures, debt financing, equity financing or other means. There can be no assurance that the Company will be able to raise the financing required or that such financing can be obtained without substantial dilution to shareholders. Failure to obtain additional financing on a timely basis could cause the Company to delay, reduce or terminate its operations. In addition, a lack of funds could cause the Company to default on option payments or cash calls, which in turn could cause the dilution or termination of the property interests held by the Company.

Uninsurable Risks

In the course of exploration, development, and mining of mineral properties, certain unanticipated conditions may arise or unexpected or unusual events may occur, including rock bursts, cave-ins, fires, floods, or earthquakes. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they may reduce or eliminate any future profitability and may result in a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Counterparties

The Company is exposed to various counterparty risks. When the Company sells ore to third parties there is a risk for non-payment by the purchasers of the Company's ore. Furthermore, there is a risk for nonpayment by joint venture partners of their share of joint venture expenditures. Consequently, nonpayment by either purchasers or joint venture partners may adversely affect the Company's financial position and financial results.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded.

Competition

The mining industry is highly competitive. The Company competes with other companies, including major mining companies. Some of these companies have greater financial resources than the Company and, as a result, may be in a better position to compete for future business opportunities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future which will result in further dilution to the Company's shareholders.

Dependence on Management

The Company's business is dependent upon continued support of existing management, in particular the Company's President, Edward F. Posey, its Executive Vice President of Operations, Karl-Axel Waplan, and its Chairman, Lukas H. Lundin. The loss of any key member of the Company's existing management could adversely affect the Company's prospects.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

Item 7         DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares without nominal or par value, and one special share (a "Special Share") without nominal or par value. No Special Shares are issued and outstanding. The holder of the Special Share is not entitled to receive notice of, or to attend, any meeting of the shareholders of the Company or to vote at any such meeting but shall, in priority to the Common Shares and any other shares ranking junior to the Special Share, be entitled to receive in each calendar year and the Company shall pay thereon, a fixed non-cumulative preferential dividend at the rate of 8% per annum on an amount (the "Redemption Amount") equal to the fair market value of the consideration for which the Special Shares was issued. The Special Share shall have no other entitlement in the event of liquidation, dissolution or winding up of the Company. The Special Share is redeemable by the Company and is retractable by the holder, for the Redemption Amount at any time.

Item 8         MARKET FOR SECURITIES

8.1         Exchange Listing

The common shares of the Company are traded on the Toronto Stock Exchange under the symbol "LUN"; its Swedish Depository Receipts trade on the Stockholm Stock Exchange under the symbol "LUMI".

8.2         Transfer Agent and Registrar

The transfer agent and registrar for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

Item 9         DIRECTORS AND OFFICERS

9.1         Name, Address, Occupation and Security Holding of Directors and Officers

The table below states the name, municipality of residence and principal occupations in which each of the current directors and senior officers of the Company have been engaged during the preceding five years, together with the number of common shares of the Company currently owned by them.

Number of securities
Name, residence and		Served as	owned (directly or
current position(s) held	Principal occupations	director or officer	indirectly) or controlled
in the Company	for last five years	since	at present(2)
Edward F. Posey	President of the Company; formerly,	May 1, 1996	119,166 common shares
Uppsala, Sweden	President of Cortex Mining &		100,000 options @ $5.00
President, Director	Exploration Company, a base metal
exploration company; Professional
Mining Geophysicist

Number of securities
Name, residence and		Served as	owned (directly or
current position(s) held	Principal occupations	director or officer	indirectly) or controlled
in the Company	for last five years	since	at present(2)
Lukas H. Lundin(1)	Chairman of Tanganyika Oil	September 9, 1994	89,416 common shares
Vancouver, British	company Ltd., an oil and gas
Columbia, Canada	company; President and Director of
Chairman, Director	Valkyries Petroleum Corp., an oil
and gas exploration company;
Director and Officer of a number of
publicly traded resource-based
companies
William A. Rand(1)	Self-employed businessman;	September 9, 1994	25,458 common shares
Vancouver, British	President of Rand Edgar Investment
Columbia, Canada	Corp.; Director of a number of
Director	publicly traded companies
Brian D. Edgar	Self-employed businessman; Vice-	September 9, 1994	10,000 common shares
Vancouver, British	President of Rand Edgar Investment
Columbia, Canada	Corp.; Director of a number of
Director	publicly traded companies
Pierre Besuchet	Private money manager and	September 9, 1994	157,400 common shares
Geneva, Switzerland	administrator of companies
Director
John H. Craig(1)	Lawyer, partner of Cassels Brock &	June 11, 2003	20,000 options @ $5.00
Toronto, Ontario,	Blackwell LLP
Canada
Director
Adolf Lundin	Businessman, Chairman of the	September 9, 1994	6,107,860 common
Geneva, Switzerland	Corporation during the period	to June 11, 2003	shares(3)
Director	September 9, 1994 to June 11, 2003;
	Mr. Lundin also serves as a director	October 6, 2004 to
	of Tenke Mining Corp. and Vostok	present
Nafta Investment Ltd.

Number of securities
Name, residence and		Served as	owned (directly or
current position(s) held	Principal occupations	director or officer	indirectly) or controlled
in the Company	for last five years	since	at present(2)
Karl-Axel Waplan	Vice President of Operations of the	May 3, 2004	100,000 options @$7.75
Bromma, Sweden	Company since May 2004; formerly
Executive Vice President	Chief Operating Officer for GfE
of Operations	MIR Group, a metals trading
company, in Dusseldorf, Germany
Kjell Larsson	Vice President of Mining of the	March 14, 2005	none
Vasteras, Sweden	Company since March 2005;
Vice President of Mining	formerly Consulting Mining
Engineer for Inco Limited in
Toronto, Canada (2002 to 2004) and
Senior Vice President, Mining
Operations-Americas for Boliden
Mineral AB
Wanda Lee	Controller and Treasurer of the	September 13,	25,100 common shares
Vancouver, British	Company and a number of other	1994	20,000 options @ $5.00
Columbia, Canada	publicly traded companies
Chief Financial Officer
Jean Florendo	Corporate Secretary of the Company	September 13,	10,000 common shares
Vancouver, British	and a number of other publicly	1994	20,000 options @ $5.00
Columbia, Canada	traded resource-based companies
Corporate Secretary

Notes:

(1)     Members of the audit committee.

(2)     On a non-diluted basis. The information as to common shares beneficially owned has been provided by the directors and officers themselves.

(3)     These shares are held indirectly by Mr. Lundin.

The Company's directors will hold office until the next annual general meeting of the Company. The Company has an audit committee and does not have any other committees of its board of directors.

All directors and officers of the Company have other business interests and do not devote all of their time to the affairs of the Company. See "Conflicts of Interest" below.

The directors and officers of the Company hold, as a group, a total of 6,544,408 common shares, representing 18.8% of the number of common shares of the Company issued and outstanding as of March 24, 2005. The directors are not paid by the Company in their capacity as directors.

9.2         Corporate Cease Trade Orders or Bankruptcies

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, is, or within the ten years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity:

(a)   was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)   became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of such corporation.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.3         Penalties or Sanctions

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

9.4         Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such person, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold his or her assets.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.5         Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or the terms of such participation. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, the involvement in a greater number of programs or a reduction in financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Canada, the directors or the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and the financial position at that time.

During the year ended December 31, 2004, the Company incurred management and administrative service fees of $192,000 payable to Namdo Management Services Ltd., a corporation owned by a director of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed above, the directors and officers of the Company are not aware of any such conflicts of interest in any existing or contemplated contracts with or transactions involving the Company.

Item 10 ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

(a)   when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

(i)    one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)   one copy of the comparative financial statements of the Company for its most recently completed financial year in which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been prepared subsequent to the financial statements for its most recently completed financial year;

(iii)  one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of director or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) to (iii) above; or

(b)   at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its 2003 annual general meeting of its shareholders. Additional financial information is provided in the Company's comparative consolidated financial statements for December 31, 2004, a copy of which has been filed with each applicable securities commission.